119


07022743

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Phosphagenics Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34939 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 4/19/07

RECEIVED
2007 APR 19 P 12:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-06

Phosphagenics Limited

ABN 32 056 482 403

Annual Financial Report

for the year ended 31 December 2006

Contents

Directors' Report

The directors of Phosphagenics Limited submit herewith the annual financial report of the company for the financial year ended 31 December 2006. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

DIRECTORS

The names and particulars of the directors of the company during or since the end of the financial year are:

Associate Professor Andrew Lancelot Vizard (Aged 48 years) BVSc (Hons) MVPM
Non-Executive Independent Director since July 1999
Chairman since October 2000
Last re-elected May 2005

With a background in research and agricultural consultancy, Professor Vizard is the Senior Consultant with and former Director of the Mackinnon Project at the University of Melbourne. This enterprise is recognized as a leader in delivering practical advice to farmer and agribusiness on a wide range of agricultural and economic issues. Professor Vizard is the author of over 50 scientific papers.

Professor Vizard is currently a non-executive Director of Ridley Corporation Ltd, Animal Health Council Ltd, and the Zoological Parks and Gardens Board of Victoria. He also sits on the Scientific Advisory Board for the Hermon Slade Foundation.

Professor Vizard is a member of the Company's Audit, Compliance and Corporate Governance Committee and is the Company's representative on the Board of Directors of the Vital Health Sciences Pty. Ltd group.

Harry Rosen (Aged 59 years) B.A. (Psychology), LL.B.
Executive Director appointed to the Board in June 1999
Appointed Managing Director December 2005
Last re-elected May 2004

Mr Rosen is Managing Director of Phosphagenics Limited and is a non-practicing lawyer. He is one of the founders of Betatene Limited and Denehurst Limited, two formerly ASX listed companies which commercialised significant research and development. Betatene is the world's largest producer of natural beta carotene. After the purchase of Betatene Limited by Henkel Corporation, Mr Rosen served as Vice President, Corporate Development. As a Vice President of Henkel Corporation, he worked for a number of years in the USA in the nutrition and health care industries.

Mr Rosen has consulted to many technology companies assisting them with the commercialisation of new technologies. He has had significant experience in the areas of seed capital raising, stock exchange listings, taxation and corporate law. Mr Rosen graduated from the Australian National University (B.A.-Psychology) in 1970 and Melbourne University (LLB) in 1973.

Jonathan Lancelot Addison (Aged 54 years) B.Ec (Tas), ASIC, CFTP (Snr)
Non-Executive Director since November 2002
Last re-elected May 2005

Mr Addison has over 27 years in the investment management industry, including wide experience in superannuation. Currently he is the Fund Manager of the Meat Industry Employee Superannuation Fund ("MIESF") whom he joined in June 1999 and where he is responsible for the overall management of MIESF.

MIESF, a self-administered industry superannuation fund established in 1981 which operates nationally, currently holds 21,800,000 shares in Phosphagenics Limited being 4.36 per cent of the Company's issued voting share capital.

Directors' Report (continued)

Prior to his appointment to MIESF, Mr Addison was a Director and Asset Consultant within the Corporate Finance section of PricewaterhouseCoopers and in this role was responsible for establishing an investment consulting practice with clients ranging from superannuation funds to insurance funds and funds managers. Prior to that, he was Manager Investment Consultant at Sedgwick Noble Lowndes.

Mr Addison is the Chairman of the Company's Audit, Compliance and Corporate Governance Committee.

Mr Addison also holds non-executive directorships with Austcorp Capital Funds Management Limited, Global Masters Fund Limited, African Enterprise New Zealand Limited, African Enterprises Limited, and Hawksbridge Limited.

Professor John Mills (Aged 66 years) BS, MD, FACP, FRACP
Non-Executive Independent Director since March 2004
Last re-elected May 2004

Professor Mills stepped down after 10 years as Director of the Macfarlane Burnet Institute for Medical Research, Australia's premier communicable disease and public health research institute.

Professor Mills is Managing Director of the ASX listed Narhex Life Sciences Limited. He currently holds professorial appointments at Monash University and at RMIT and is a consulting physician at the Alfred and Austin Hospitals. He is also a director of TissuPath Pty Ltd and a non executive director of GBS Venture Partners Ltd.

Professor Mills has published over 200 scientific articles and has served as a consultant to industry and governments, the World Health Organization and the United Nations.

Professor Mills is a member of the Company's Audit, Compliance and Corporate Governance Committee.

Michael David Preston (Aged 61 years) M.A., F.C.A.
Non-Executive Director since 8 November 2004
Re-elected in May 2005

Mr Preston is a principal partner and founder of Alberdale & Co., an FSA-regulated corporate finance and business advisory firm based in London with offices in USA. Alberdale specialises in media, technology and life sciences and manages a high technology venture capital fund concentrating in life sciences. Mr Preston was previously a founder of Sterling Publishing Group PLC, a business publishing company that was publicly listed in London in 1985. He was also a founder of the Broad Street Group PLC, a marketing services company that was publicly listed in London in 1986 and eventually acquired by the French group BDDP. Mr Preston has extensive experience as a financial and strategic adviser to many growing companies in the UK and USA. He is a Fellow of the Institute of Chartered Accountants in England and Wales and shares his time between New York and London.

Dr Esra Ogru (Aged 31 years) BSc (Hons) PhD
Executive Director Research & Development
Appointed as an Executive Director 11 October 2005

Dr. Esra Ogru is responsible for the co-ordination and management of pre-clinical and clinical research for Phosphagenics.
After receiving her PhD in Biochemistry from Monash University, she conducted postdoctoral research at Monash University, Department of Biochemistry and Molecular Biology, where she was a member of the Obesity and Diabetes research group involved in the pre-clinical and clinical development of anti-obesity peptides.

Directors' Report (continued)

Dr. Ogru is experienced in many aspects of academic and commercial research and has publications in peer-reviewed journals.

Unless indicated otherwise, all directors held their position as a director throughout the entire financial year and up to the date of this report.

Dr Ian Grant Pattison (Aged 56 years) BSc. (Hons) PhD.
Chief Operating Officer, Director since December 2005

Prior to joining Phosphagenics Limited Dr Pattison was the Asia/Pacific Director in charge of the Nutrition and Health Division of Cognis, a large German based specialty chemical company.

Previously he was Managing Director of Betatene, an innovative Australian company, which has led the world in the production and sale of natural beta-carotene from algae.

Dr. Pattison's earlier career was in the Australian mining industry in various research, operating, engineering, marketing and management positions. He graduated from the University of Melbourne, with BSc (Hons) and PhD.
No other listed directorships have been held within the past 3 year period
Dr Pattison resigned as a Director of both Phosphagenics Limited and Vital Health Sciences Pty Ltd on 30 June 2006.

DIRECTORSHIPS OF OTHER LISTED COMPANIES

Directorships of other listed companies held by directors in the 3 years immediately before the end of the financial year are as follows:

NAME	COMPANY	PERIOD OF DIRECTORSHIP
Prof. John Mills	Narhex Life Sciences Limited	Since 10 April 2001
Prof. Andrew Vizard	Ridley Corporation Limited	Since 29 January 2001
Jonathon Addison	Global Masters Fund Limited	Since 19 April 2005

COMPANY SECRETARY

Mourice Garbutt CPA,FCIS, Honorary Justice of the Peace in Victoria

Mr. Garbutt, through his professional corporate secretarial and compliance service company, provides secretarial, clerical and corporate governance support to client companies in Australia many of which are listed on the ASX Limited.

Mr. Garbutt has substantial experience in the area of listed company secretarial matters, compliance and corporate governance with over 30 years experience primarily within Australia but having worked in the Pacific region and Europe.

PRINCIPAL ACTIVITIES

The principle activities of the Company are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

Directors' Report (continued)

REVIEW OF OPERATIONS

For the year, the Group returned an operating loss of $6.13 million (2005: $8.49 million) including impairment losses of $ Nil (2005: $3.9 million).

CHANGES IN STATE OF AFFAIRS

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

SUBSEQUENT EVENTS

During January 2007, the company allotted a further 23,332,933 shares at 30 cents each, raising $7,000,000 exclusive of capital raising costs by :

(a) the allotment of 18,390,933 shares through the Share Purchase Plan
(b) placement of an additional 4,942,000 shares

FUTURE DEVELOPMENTS

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

ENVIRONMENTAL REGULATIONS

The principal activities of the Company are not subject to any particular or significant environmental regulations.

DIVIDENDS

The Directors have not recommended the payment of any dividends and no dividends were declared, paid or reinvested in the year to 31 December 2006.

SHARE OPTIONS

Share options granted to directors and executives

During and since the end of the financial year an aggregate of 600,000 share options were granted to the following directors and executives of the company:

Directors and executives	Number of options granted	Issuing entity	Number of ordinary shares under option
K. Karanikolopoulos*	400,000	Phosphagenics Limited	400,000
D. Gimesy**	200,000	Phosphagenics Limited	200,000

* On 22 May 2006 the Board of Directors resolved to grant 400,000 options under the terms of the Employee Share Option Plan (ESOP) to K. Karanikolopoulos. The 5 year options have an exercise price of $0.2346 each and vest in three equal tranches at the end of consecutive six monthly periods.

** On 28 August 2006 the Board of Directors resolved to grant 200,000 options under the terms of the Employee Share Option Plan (ESOP) to D. Gimesy. The 5 year options have an exercise price of $0.3562 each and vest in three equal tranches at the end of consecutive six monthly periods.

Under Accounting Standards, the company is required to account for the options over the vesting period at the fair value established at the time of the grant (22 May 2006 and 28 August 2006 respectively).

Directors' Report (continued)

The fair valuations were calculated using the Black-Scholes method to produce an option value of $0.09055 and $0.17095 per option respectively.

Share options on issue at year end or exercised during the year

Details of unissued shares or interests under option are:

Issuing entity	Number of shares under option	Class of shares	Exercise price of option	Expiry date of options
Phosphagenics Limited	59,632,673	Ordinary	$0.20	7 June 2009

The holders of such options do not have the right, by virtue of the option, to participate in any share issue or interest issue of any other body corporate or registered scheme.

Details of shares or interests issued during the financial year as a result of exercise of an option are:

Issuing entity	Number of shares issued	Class of shares	Amount paid for shares	Amount unpaid on shares
Phosphagenics Limited	14,039	Ordinary	$2,807.80	Nil

INDEMNIFICATION OF OFFICERS AND AUDITORS

During the year, the Company paid a premium in respect of a contract insuring its Directors and Officers against a liability, other than a wilful breach of duty, of a nature that is required to be disclosed under section 300(8) of the Corporations Act 2001. In accordance with section 300(9) of the Corporations Act 2001, further details have not been disclosed due to confidentiality provisions contained in the insurance contract.

DIRECTORS' MEETINGS

The following table sets out the number of directors' meetings (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director (while they were a director or committee member). During the financial year, 9 board meetings, 4 share allotment committee meetings and 4 audit committee meetings were held.

	Board of directors		Share Allotment committee		Audit committee	
Directors	Held	Attended	Held	Attended	Held	Attended
Addison, J L	9	9	1	1	4	4
Mills, J	9	9			4	4
Ogru, E	9	9				
Pattison, I G	9	5				
Preston, M D	9	8				
Rosen, H	9	9	3	3		
Vizard, A L	9	9	4	4	4	4

Mr. MD Preston (1) was granted leave of absence from board meetings whilst travelling overseas during the period.
Share Allotment Committee – all Directors are eligible to sit on this Committee and any 2 Directors constitutes a quorum.
Dr. I.G. Pattison resigned a s a Director on 30 June 2006

DIRECTORS' SHAREHOLDINGS

Directors' Report (continued)

The following table sets out each director's relevant interest in shares, debentures, and rights or options in shares or debentures of the company or a related body corporate as at the date of this report.

Directors	Shares	Options
Addison, J L	4,000	-
Mills, J	225,667	-
Ogru, E	5,711,610	-
Preston, M D	2,372,659	-
Rosen, H	75,201,137	5,050,000
Vizard, A L	123,411	1,200,000
	83,638,484	6,250,000

Shares

During the reporting period and up to the date of this report no shares were issued by the Company to Directors. Changes in entitlements during this period and as reported to the ASX Limited included acquisitions by way of share transactions:

- Dr. E Ogru - acquisition of 3,000,000 existing shares
- Professor J Mills – acquisition of 58,000 existing shares

In addition, Mr. H Rosen was appointed as sole director of Glencan Pty Ltd which acts as trustee and registered holder of 11,120,194 ordinary fully paid shares. As sole Director of the trustee company Mr. Rosen is entitled to exercise voting control over these shares. Whilst Mr. Rosen has no beneficial entitlement to the shares registered in the name of Glencan Pty Ltd he is deemed to have an entitlement arising from his directorship of the trustee company and the capacity to deal with the shares.

Options

There has been no movement in Directors' entitlements to options during the period. All options are exercisable at 20 cents each at any date up to June 2009.

REMUNERATION REPORT

Remuneration policy for directors and executives

The company's policy for determining the nature and amounts of emoluments of Non-Executive directors, Executive directors and senior management is as follows:-

The Board is responsible for making recommendations on remuneration policies and packages. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

Remuneration packages contain the following key elements:

- Salary and fees
- Superannuation
- Options issued under the company's Employee Share Option Plan

Apart from termination benefits which accrue under statute (such as unpaid annual leave, long service leave and superannuation benefits), there are no retirement benefits. The company pays superannuation at the required superannuation guarantee rate and salary sacrificed contributions into an accumulated benefit type fund and therefore there are no future liabilities in respect of these payments.

Directors' Report (continued)

The aggregate remuneration paid to Non-Executive directors is capped at the level approved by shareholders for this purpose. Non-Executive directors remuneration reflects the additional committees that they may serve on from time to time. There are no termination benefits for Non-Executive directors.

Remuneration is reviewed annually by the Board of Directors. The process consists of a review of companywide, business unit and individual performance, relevant comparative remuneration in the market and internally, and where appropriate, external advice on policies and practices.

The Company Secretary is an external consultant to the company. Their fees are charged on normal commercial terms.

DIRECTOR AND EXECUTIVE DETAILS

The directors of Phosphagenics Limited during the year were:

- Addison, J L — Director (Non-Executive)
- Mills, J — Independent Director (Non-Executive)
- Ogru, E — Director (Executive)
- Pattison, I G — Chief Operating Officer (resigned 30 June 2006)
- Preston, M D — Director (Non-Executive)
- Rosen, H — Managing Director (Executive)
- Vizard, A L — Chairman (Non-Executive)

The group executives of Phosphagenics Limited during the year were:

- Butler, B R — Vice President - Nutraceuticals
- Chilton, M — Financial Controller
- Karanikolopoulos, K — Vice President - Business Development (Pharmaceuticals)
- Webb, S N — Director – Vital Health Services Pty Ltd (resigned 30 June 2006)
- West, S M — Director – Vital Health Services Pty Ltd
- Gimesy, D — Vice President Business Development & Corporate Communication

REMUNERATION OF DIRECTORS AND EXECUTIVES

The following table discloses the remuneration of the directors of the company:

	Short – Term	Post-Employment	Share Based Payment	Total
	Salary & fees	Superannuation	Options	
2006	$	$	$	$
Pattison, I G	239,679	10,321	-	250,000
Rosen, H	170,000	12,150	-	182,150
Ogru, E	170,000	-	-	170,000
Vizard, A L	69,725	6,275	-	76,000
Preston, M D	118,405	-	-	118,405
Mills, J	13,333	38,000	-	51,333
Addison, J L	34,862	3,138	-	38,000

Directors' Report (continued)

	Short – Term	Post-Employment	Share Based Payment	Total
	Salary & fees	Superannuation	Options	
2005	$	$	$	$
Pattison, I G	229,358	20,642	-	250,000
Rosen, H	169,000	8,910	-	177,910
Ogru, E	125,000	-	-	125,000
Vizard, A L	68,104	6,129	-	74,233
Preston, M D	58,681	-	-	58,651
Mills, J	22,385	12,915	-	35,300
Addison, J L	32,385	2,915	-	35,300

REMUNERATION OF DIRECTORS AND EXECUTIVES (CONT)

There are a number of options held by directors which were acquired as part of the original subscriptions for shares in Phosphagenics in 1999.

For firther details of these options refer to note 20© in the financial statements.

The following table discloses the remuneration of the executives of the company and group executives of the consolidated entity:

	Short – Term	Post-Employment	Share Based Payment	Total
	Salary & fees	Superannuation	Options	
2006	$	$	$	$
Butler, B R	45,114	90,500	-	135,614
Webb, S N	52,345	-	47,425	99,770
Chilton, M	106,000	9,360	-	115,360
West, S M	100,000	-	-	100,000
Karanikolopoulos, K	101,835	9,165	9,055	120,055
Gimesy, D	56,813	22,553	8,548	87,914

	Short – Term	Post-Employment	Share Based Payment	Total
	Salary & fees	Superannuation	Options	
2005	$	$	$	$
Butler, B R	73,991	96,000	-	169,991
Webb, S N	115,939	-	47,425	163,364
Chilton, M	100,000	9,000	-	109,000
West, S M	100,000	-	-	100,000
Karanikolopoulos, K	84,098	7,569	-	91,667

Directors' Report (continued)

Value of options issued to directors and executives

The following table discloses the value of options granted, exercised or lapsed during the year:

	Options Granted Value at grant date	Options Exercised Value at exercise date	Options Lapsed Value at time of lapse	Total value of options granted, exercised and lapsed[3]	Value of options included in remuneration for the year[4]	Percentage of total remuneration for the year that consists of options
	$	$	$	$	$	%
Webb, SN	-	-	189,700	189,700	47,425	47.54
Karanikolopoulos, K	36,220	-	-	36,220	9,055	7.55
Gimesy, D	34,190	-	-	34,190	8,548	9.73

During the year the Board resolved to grant options to the following executives under the Employee Share Option Plan (ESOP):

	Vested	Granted Number	Grant Date	Fair value of option at grant date	Exercise price per share	Expiry Date	Date Exercisable
	Number	Number		$	$		
D. Gimesy	50,000		28/08/2006	0.17095	0.3562	28/08/2011	28/08/2006
D. Gimesy		50,000	28/08/2006	0.17095	0.3562	28/08/2011	01/01/2007
D. Gimesy		50,000	28/08/2006	0.17095	0.3562	28/08/2011	01/07/2007
D. Gimesy		50,000	28/08/2006	0.17095	0.3562	28/08/2011	01/01/2008
K. Karanikolopoulos	100,000		22/05/2006	0.091	0.2346	21/05/2011	22/05/2006
K. Karanikolopoulos		100,000	22/05/2006	0.091	0.2346	21/05/2011	01/01/2007
K. Karanikolopoulos		100,000	22/05/2006	0.091	0.2346	21/05/2011	01/07/2007
K. Karanikolopoulos		100,000	22/05/2006	0.091	0.2346	21/05/2011	01/01/2008

Value of options - basis of calculation

A service period was determined as the most appropriate criteria to attach to the options given that Phosphagenics is still in the development phase.

Under Accounting Standards, the company is required to account for the options over the vesting period at the fair value established at the time of the grant (22 May 2006 and 28 August 2006 respectively).

The fair valuations were calculated using the Black-Scholes method to produce an option value of $0.09055 and $0.17095 per option respectively.

For further details of the options refer to Note 5 in the Financial Statements.

NON-AUDIT SERVICES

The directors are satisfied that the provision of non-audit services, during the year, by the auditor (or by another person or firm on the auditor's behalf) is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

Details of amounts paid or payable to the auditor for non-audit services provided during the year by the auditor are outlined in note 6 to the financial statements.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration is included on page 14 of the financial report.

Directors' Report (continued)

ROUNDING OF AMOUNTS

The company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors' report and the financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

Signed in accordance with a resolution of the directors made pursuant to s.298(2) of the Corporations Act 2001.

Andrew Lancelot Vizard
Chairman

23 February 2007

Melbourne



Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Phosphagenics Limited

In relation to our audit of the financial report of Phosphagenics Limited for the year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Don Brumley
Partner
23 February 2007

Corporate Governance Statement

CORPORATE GOVERNANCE PRACTICES AND CONDUCT

For all listed companies in Australia, there is an Australian Stock Exchange Limited ('ASX') Listing Rule requiring the inclusion, in the Company's annual report, of a statement of the main Corporate Governance practices that have been applied during the reporting period. In March 2003 the ASX issued its Corporate Governance Council's ('Council) best practice recommendations. The Board of Directors has reviewed the recommendations which it endorses and has adopted the principles espoused therein as the basis for the Board Charter on Corporate Governance

This statement outlines the main Corporate Governance policies that have been applied throughout the financial year, unless otherwise stated. Those practices are dealt with under the following headings:

- Board of Directors and its Committees
- Internal Control Framework and Ethical Standards
- Business Risk
- Role of Shareholders

Board of Directors and its Committees

The Board of Directors is responsible for the overall Governance of the Company inclusive of its strategic development and the direction and the control of operations of the Company. Whilst the Board retains overall responsibility, it has established certain committees to assist in carrying out its responsibilities. Such committees include the Audit, Compliance and Corporate Governance Committee and the Share Allotment Committee.

The directors in office at the date of this statement, their skills, experience, expertise and period of directorship are detailed in the Directors' Report.

In respect of the attendance at Board and Committee Meetings, shareholders are referred to the table of Meeting Attendance contained on page 9.

Composition of the Board

The Company's Constitution provides for the appointment of a minimum number of Directors of three and up to a maximum of eight. At the date of this report, the Company has six Directors comprising two Executive and four Non-Executive Directors. The Chairman of the Board and the Chairman of the Board's Committees' are Non-Executive Directors.

In December 2005 the Board of Directors undertook a review of the status of each director and reached the opinion that each director apart from Mr. Rosen and Ms. Ogru could be classified as a Non-Executive Director. In addition, this assessment has concluded that by the tests set out in the Council's best practice guidelines that Prof. A Vizard, Prof. J.Mills and Mr. Addison qualified as Independent Directors. At that time the remaining director was considered not to be independent for the following reasons:

- Mr M Preston provided consulting services to, Vital Health Sciences Pty. Ltd and assisted the company in equity capital raisings.

The Constitution does not require a shareholding qualification for Directors.

Corporate Governance Statement (continued)

Board Responsibilities

The responsibility for the operation and administration of the Company is delegated by the Board to the specifically identified outsourced service providers. The Board ensures that this team of service providers is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess their performance.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the establishment of specific committees referred in this statement, these mechanisms include the following:

- Implementation of operating plans and budgets by management and Board monitoring of progress against budget – this includes the establishment and monitoring of key performance indicators (both financial and non-financial) for all significant business processes;
- Procedures to allow directors, in the furtherance of their duties, to seek independent professional advice at the company's expense;
- The review and approval of acquisitions and disposals of businesses and assets, and the approval of contracts and financing arrangements within defined limits; and
- The appointment of an outsourced service provider, which is responsible for managing the Company's public image and communication with shareholders.

In conjunction with an ongoing review of the Board Charter, the Board will consider its responsibilities and delegated authorities to ensure they comply with best practice corporate governance.

Nomination and Membership

Subject to the provisions of the Company's Constitution, the issues of board composition and selection criteria for Directors are dealt with by the full Board. Accordingly a Nomination and Membership Committee has not been established.

In this area, the Chairman and the Board Members regularly review the performance of the Board to ensure that the Board continues to have the mix of skills and experience necessary for the conduct of the Company's activities.

Whether to fill a vacancy or to expand the Board, the procedures applied by the Board include the selection of a panel of nominees. In compiling the panel of nominees, the Board draws on advice from external consultants.

Terms and conditions of the appointment are communicated to the nominees and include the level of remuneration. Again, the Constitution provides for events whereby Directors may be removed from the Board. Similarly shareholders have the ability to nominate, appoint and remove Directors.

In addition, the Constitution provides for the regular rotation of Directors, which ensures that Directors seek re-election by shareholders at least once every three years.

Given these existing regulatory requirements, Directors are not appointed for a specified term and Directors' continuity of service is in the hands of shareholders.

Independent Professional Advice

Directors, in carrying out their duties as Directors or as members of Board Committees, may, after prior consultation with the Chairman, seek independent professional advice at the expense of the Company. If appropriate, such advice will be available to all directors.

Timely and Balanced Disclosure

Corporate Governance Statement (continued)

Whilst the Board of Directors has not established written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance it does at each meeting of the Board of Directors specifically monitor the Company's activities and

disclosures; on average there are between nine and ten Board meetings a year. As noted earlier, the Board of Directors has endorsed the principles of best corporate governance practice as set out by the Council.

Compensation (Remuneration) Committee

In respect of Non-Executive Director remuneration, shareholders on 29 January 2004, in General Meeting, approved an increase in the aggregate sum paid to Non-Executive Directors to $300,000. The level of directors' fees is reviewed regularly by the full Board following a review by the Chairman in conjunction with input from industry organisations. Accordingly, a Compensation (Remuneration) Committee has not been established. In October 2006, the Board mandated the function of this committee to The Audit, Compliance and Corporate Compliance Committee.

Audit, Compliance and Corporate Governance Committee

This Committee as at the date of this statement comprises three Non-Executive Directors; namely Mr J Addison (Chairman), Prof. A Vizard and Prof. J Mills each of whom is considered to be an Independent Director. The Company's Auditors are invited to attend meetings and to participate in Committee discussions. The Company Secretary is the Committee Secretary.

The duties of the Committee include:

- The review of the Audit Programme and all matters relevant to the financial affairs of the Company's activities together with the production of Statutory Financial Reports inclusive of the reports and Declarations by Directors.
- To review and advise on procedures in place to record the Company's activities and to ensure the safety of the Company's records and assets.
- To review Internal Control Procedures and the Auditor's Management letter.
- To review the half-yearly and yearly reports to the ASX Limited together with a review of the scope and quality of the annual statutory audit and the half-year audit review.
- To monitor Compliance with the provisions of the Corporations Act 2001, Australian Securities and Investment Commission guidelines and practice notes, ASX Listing Rules, taxation requirements and all regulatory bodies.
- Carry out the functions of the Remuneration Committee.

During the year the Committee considered for the adoption by the Board of Directors an Audit Charter in line with the Council's recommendations.

Share Allotment Committee

Any two Directors will constitute a quorum for this committee, which deals with the allotment of new shares or grant or exercise of options.

Internal Control Framework and Ethical Standards

The Board of Directors seeks to identify the expectations of shareholders as well as other regulatory and ethical expectations and obligations.

These matters are undertaken by the full Board together with the Audit, Compliance and Corporate Governance Committee. In respect of the ethical standards, the full Board regularly discusses the maintenance by the Company of appropriate ethical standards in line with the Council's recommendations.

Corporate Governance Statement (continued)

Guidelines for Trading in Securities

By a resolution of the Board of Directors the following policy has been adopted subject to insider trading laws, continuous disclosure laws and listing rule requirements. The Directors are permitted to deal in securities in which they have a relevant interest without restriction for any period other than the last day in each financial half year until

2 business days after the release to the ASX of the announcements by the Company of its full year or half year results. Directors are required to wait at least 2 business days after the release of any other market sensitive announcement by the Company so that the market has had time to absorb the information. In addition, The Board of Directors has adopted the terms of the Alternative Investments Market (AIM) definition of 'close' period and which come within the terms of the existing Board policy.

Business Risk

The principal activities of the Company are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

The main areas of business risk, which are considered on an ongoing basis by the Board of Directors, arise from:

- Failure to develop commercial products from the company's research and development
- Failure to market the company's products
- General economic factors including those affecting interest and exchange rates
- Changes in Corporations and Taxation Laws

Role of Shareholders and Communications

The support of the Company's shareholders is essential to the ultimate success and market acceptance of the Company's shares.

Annual Reports are provided to all share and option holders other than those members who have elected not to receive the Report. In addition, the Company has established a website on the Internet which displays much of the above information and invites shareholder feedback – www.phosphagenics.com. The Company has also established an e-mail directory for the direct distribution of announcements made to the ASX.

At the meetings of shareholders, Directors are subject to questioning by shareholders about the Directors' stewardship of the Company's affairs and it is shareholders who ultimately vote upon the financial statements and reports, the election of Directors, appointment of Auditors and any matters of Special Business.

Signed in accordance with a resolution of the directors.

Andrew Lancelot Vizard
Chairman

23 February 2007
Melbourne

Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2006		CONSOLIDATED		PARENT	
	Note	2006 $000	2005 $000	2006 $000	2005 $000
Revenue					
Sale of Goods		371	184	-	-
Income from Government Grants		493	1,292	-	-
Royalties		1,991	1,498	-	-
Total Revenue		2,855	2,974	-	-
Cost of sales		(201)	(6)	-	-
Gross profit		2,654	2,968	-	-
Other income	3a	1,148	415	789	339
Employee and Directors benefits expenses		(1,489)	(1,227)	(1,244)	(893)
Occupancy and communications expenses		(456)	(298)	(233)	(250)
Consulting and professional expenses		(1,186)	(1,567)	(963)	(859)
Administration expenses		(606)	(821)	(247)	(695)
Research expenses		(4,754)	(3,074)	(15)	-
Impairment losses	12	-	(3,900)	-	-
Other expenses	3b	(1,436)	(989)	(648)	(227)
Loss before income tax expense		(6,125)	(8,493)	(2,561)	(2,585)
Income tax expense	4	-	1,170	-	-
Loss from continuing operations		(6,125)	(7,323)	(2,561)	(2,585)
Loss for the period		(6,125)	(7,323)	(2,561)	(2,585)
Loss attributable to members of the parent entity		(6,125)	(7,323)	(2,561)	(2,585)
Earnings per share:					
Basic (cents per share)	17	(1.12)	(1.45)	(0.47)	(0.51)
Diluted (cents per share)	17	(1.12)	(1.45)	(0.47)	(0.51)

The above Income Statement should be read in conjunction with the accompanying notes.

Balance Sheet

AS AT 31 DECEMBER 2006	Note	CONSOLIDATED 2006 $000	CONSOLIDATED 2005 $000	PARENT 2006 $000	PARENT 2005 $000
CURRENT ASSETS					
Cash and cash equivalents	23a	14,425	13,189	14,277	12,150
Trade and other receivables	7	1,498	1,003	7,752	3,095
Inventories	8	53	66	-	-
Prepayments		50	390	50	81
TOTAL CURRENT ASSETS		16,026	14,648	22,079	15,326
NON-CURRENT ASSETS					
Investment in subsidiary	9	-	-	94,211	94,211
Property, plant and equipment	10	1,023	611	103	90
Goodwill	11	34,261	34,261	-	-
Intangible assets	12	122,184	121,552	-	-
TOTAL NON-CURRENT ASSETS		157,468	156,424	94,314	94,301
TOTAL ASSETS		173,494	171,072	116,393	109,627
CURRENT LIABILITIES					
Trade and other payables	13	1,081	1,623	410	534
Provisions	14	21	38	18	30
Government grants		-	356	-	-
TOTAL CURRENT LIABILITIES		1,102	2,017	428	564
NON-CURRENT LIABILITES					
Deferred tax liability	4	36,918	36,918	-	-
TOTAL NON-CURRENT LIABILITIES		36,918	36,918	-	-
TOTAL LIABILITIES		38,020	38,935	428	564
NET ASSETS		135,474	132,137	115,965	109,063
EQUITY					
Contributed Equity	15	154,608	145,306	154,608	145,306
Reserves	16	28,020	27,859	207	47
Retained earnings		(47,154)	(41,028)	(38,850)	(36,290)
TOTAL EQUITY		135,474	132,137	115,965	109,063

The above balance sheet should be read in conjunction with the accompanying notes

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2006		CONSOLIDATED		PARENT	
	Note	2006 $000	2005 $000	2006 $000	2005 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		1,323	556	209	(28)
Government grants received		145	1,814	-	-
Payments to suppliers and employees		(9,583)	(6,921)	(3,333)	(2,370)
Net cash from/(used in) operating activities	23(b)	(8,115)	(4,551)	(3,124)	(2,398)
CASH FLOWS FROM INVESTING ACTIVITIES					
Interest received		536	333	509	257
Purchase of property, plant and equipment		(489)	(390)	(22)	(21)
Proceeds from disposal of plant and equipment		1	-	1	-
Purchase of other financial assets		-	-	-	-
Acquisition of subsidiary, net of cash acquired		-	-	-	-
Net cash provided by/(used in) investing activities		48	(57)	488	236
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of shares	15	9,300	10,575	9,300	10,575
Proceeds from exercising options		3	-	3	-
Loan to subsidiary		-	-	(4,540)	(3,000)
Net cash flows provided by/(used in) financing activities		9,303	10,575	4,763	7,575
Net increase in cash and cash equivalents		1,236	5,967	2,127	5,413
Cash and cash equivalents at the beginning of period		13,189	7,222	12,150	6,737
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	23(a)	14,425	13,189	14,277	12,150

The above cash flow statement should be read in conjunction with the accompanying notes.

Statement of Changes in Equity

	Contributed Equity $'000	Retained Losses $'000	Reserves $'000	Total $'000
CONSOLIDATED				
At 1 January 2005	134,731	(33,705)	27,812	128,838
Loss for the year	-	(7,323)	-	(7,323)
Exercise of options	8	-	-	8
Employee equity settled benefits	-	-	47	47
Issue of share capital	10,567	-	-	10,567
At 31 December 2005	145,306	(41,028)	27,859	132,137
Loss for the year	-	(6,126)	-	(6,126)
Exercise of options	3	-	-	3
Employee equity settled benefits	-	-	161	161
Issue of shares	9,299	-	-	9,299
At 31 December 2006	154,608	(47,154)	28,020	135,474

	Contributed Equity $'000	Retained Losses $'000	Reserves $'000	Total $'000
PARENT				
At 1 January 2005	134,731	(33,705)	-	101,026
Loss for the year	-	(2,585)	-	(2,585)
Exercise of options	8	-	-	8
Issue of share capital	10,567	-	-	10,567
Employee equity settled benefits	-	-	47	47
At 31 December 2005	145,306	(36,290)	47	109,063
Loss for the year	-	(2,560)	-	(2,560)
Exercise of options	3	-	-	3
Employee equity settled benefits	-	-	160	160
Issue of shares	9,299	-	-	9,299
At 31 December 2006	154,608	(38,850)	207	115,965

Notes to the Financial Statements

YEAR ENDED 31 DECEMBER 2006

1. CORPORATE INFORMATION

The financial report of Phosphagenics Limited for the year ended 31 December 2006 was authorised for issue in accordance with a resolution of the directors on 23 February 2007.

Phosphagenics Limited is a listed public company, incorporated and operating in Australia.

Registered office
Level 2, 90 William St, Melbourne, Victoria 3000

Employees
The number of employees at 31 December 2006 is 6 (2005:5)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation of the financial report

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the company under ASIC Class Order 98/100. The company is an entity to which the class order applies.

(b) Statement of Compliance

Except for the amendments to AASB 101: Presentation of financial Statements, which the Group has early adopted, Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 31 December 2006.

These are outlined in the table below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group.*
AASB 2005-10	Amendments to Australian Accounting Standards (AASB 132,AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038	Amendments arise from the release in August 2005 of AASB 7 *Financial Instruments: Disclosures*	1 Jan 07	AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instruments disclosures included in the Group's financial report.	1 Jan 07
AASB 7	*Financial Instruments: Disclosures*	New standard replacing disclosure requirements of AASB 132	1 Jan 07	As above.	1 Jan 07
UIG 7	Applying the Restatement Approach under AASB 129 *Financial Reporting in Hyperinflationary Economies*	Addresses the requirement in AASB 129 for financial statements to be stated in terms of the measuring unit current at the reporting date when reporting in the currency of a hyperinflationary economy.	1 Mar 06	As the Group has no investments in foreign operations operating in hyperinflationary economies, these amendments are not expected to have any impact on the Group's financial report.	1 Jan 07
UIG 8	Scope of AASB 2 *Share-based Payment*	Clarifies that the scope of AASB 2 includes transactions in which the entity cannot identify specifically some or all of the goods or services received as consideration for the equity instruments of the entity or other share-based payment.	1 May 06	Unless the Group enters into share-based payment arrangements unrelated to employee services in future reporting periods, these amendments are not expected to have any impact on the Group's financial report.	1 Jan 07
UIG 9	Reassessment of Embedded Derivatives	Clarifies that an entity reassess whether an embedded derivative contained in a host contract must be separated from the host and accounted for as a derivative under AASB 139 only when there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required.	1 Jun 06	Unless the Group enters into arrangements containing embedded derivatives in future reporting periods, these amendments are not expected to have any impact on the Group's financial report.	1 Jan 07

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

* designates the beginning of the applicable annual reporting period .

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting Standards (IFRS).

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Phosphagenics Limited and its subsidiaries as at 31 December each year ('the Group').

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Investments in subsidiaries are carried in the parent's balance sheet at cost less any impairment losses.

(d) Segment Reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(e) Significant accounting, judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of Goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit to which the goodwill is allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in note 11.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted, as discussed in note 5.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Long Service Leave Provision

The liability for long service leave is recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at balance date. In determining the present value of the liability, attrition rates and pay increases through promotion and inflation have been taken into account.

Significant accounting judgements

Operating lease commitments – Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties and has thus classified the leases as operating leases.

Impairment of non-financial assets other than goodwill

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. This involves value in use calculations, which incorporate a number of key estimates and assumptions.

(f) Cash and Cash Equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant rate of change in value.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(g) Provisions and employee benefits

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the time value of money and the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance costs.

Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(ii Long service leave

The liability for long service leave is recognised and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimate dfuture outflows.

(h) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. They are not credited directly to shareholders equity.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(i) Income Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the profit or loss.

(j) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as part of operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(k) Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortised.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(l) Intangible Assets

Acquired both separately and from a business combination
Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure was incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate and is thus accounted for on a prospective basis.

Research and development costs

Research costs are expensed as they are incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period.

A summary of the policies applied to the Group's intangible assets is as follows:

	Patents and licences
Useful lives	*Finite*
Method of amortisation	*Over legal patent term*
Internally generated/acquired	*Acquired*
Impairment test/recoverable amount testing	*Where an indicator of impairment exists*

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss when the asset is derecognised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(m) Impairment of non- financial assets other than goodwill

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Non- financial assets other than goodwill that suffered an impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

(n) Trade and other payables

Trade payables and other payables are carried at amortised costs. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

(o) Interest-bearing loans and borrowings.

All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing. The amounts are unsecured and are usually paid within 30 days of recognition.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
Gains and losses are recognised in the profit and loss when the liabilities are derecognised and as well as through the amortisation process.

(p) Share-based payment transactions

The Group provides benefits to key management personnel of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There is currently one plan in place to provide these benefits:
(i) the Employee Share Option Plan (ESOP), which provides benefits to key management personnel

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the entity instrument at the date at which they are granted. The fair value is determined by using the Black-Scholes model, further details of which are given in note 5.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Phosphagenics Limited ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see note 17).

(q) Leases

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income.
Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(r) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first in first out basis. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

(s) Trade and other receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

All other receivables are carried at amortised cost.

(t) Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Plant and equipment – over 3 to 20 years

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Disposal
An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the profit and loss in the year the item is derecognised.

(u) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods
Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership of the goods and the costs in respect of the transaction can be reliably measured. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to the customer.

Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Interest income
Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset) to the net carrying amount of the financial asset.

(v) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w) Foreign currency translation

Both the functional and presentation currency of Phosphagenics Limited and its Australian subsidiaries is Australian dollars (A$).

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All exchange differences in the consolidated financial report are taken to the profit and loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Payables

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
3. OTHER REVENUE AND EXPENSES				
(a) Other Income				
Rental revenue	83	82	83	82
Other	515	-	185	-
Interest received	550	333	521	257
	1,148	415	789	339
(b) Other Expenses				
Net foreign exchange gains/(losses)	3	(31)	-	(16)
Depreciation	(137)	(58)	(22)	(19)
Amortisation	(22)	(6)	-	-
Operating lease rental expenses	(195)	(129)	(195)	(129)
Employee equity settled benefits	(115)	(47)	(115)	(47)
Advertising	(609)	(514)	-	-
Travel	(328)	(204)	(287)	-
Other	(33)	-	(29)	(16)
	(1,436)	(989)	(648)	(227)

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000

4. INCOME TAXES

Major components of income tax expense for the years ended 31 December 2006 and 2005 are:

	2006	2005	2006	2005
Current income tax	-	-	-	-
Deferred income tax				
Relating to origination and reversal of temporary differences	-	(1,170)	-	-
Income tax expense recorded in income statement	-	(1,170)	-	-

The prima facie income tax expense/(benefit) on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:

	2006	2005	2006	2005
Accounting (loss) before income tax	(6,125)	(8,493)	(2,561)	(2,585)
Income tax expense calculated at 30% (2005: 30%)	(1,838)	(2,548)	(768)	(776)
Non-deductible expenses	633	1,446	457	-
Unused tax losses and tax offsets not recognised as deferred tax assets	1,648	1,102	632	776
Reversal of temporary differences	-	(1,170)	-	-
Income tax expense reported in income statement	-	(1,170)	-	-

Deferred tax liabilities comprise:

	2006	2005	2006	2005
Fair value adjustments on acquisition	36,918	36,918	-	-
	36,918	36,918	-	-

Unrecognised deferred tax balances

The following deferred tax assets have not been brought to account as assets:

	2006	2005	2006	2005
Tax losses not recognised	1,648	1,102	632	776
	1,648	1,102	632	776

Tax consolidation

Relevance of tax consolidation to the consolidated entity

The company and its wholly-owned Australian resident entities have not formed a tax-consolidated group and are therefore taxed as separate entities.

5. SHARE BASED PLANS

Employee share option plan

The Group has an employee share options plan (ESOP) for the granting of non-transferable options to certain directors and senior executives.

On 22 May 2006 the Board of Directors resolved to grant 400,000 options under the terms of the Employee Share Option Plan (ESOP) to K. Karanikolopoulos. The 5 year options have an exercise price of $0.2346 each and vest in equal tranches at the end of three consecutive six monthly periods.

On 28 August 2006 the Board of Directors resolved to grant 200,000 options under the terms of the Employee Share Option Plan (ESOP) to D. Gimesy. The 5 year options have an exercise price of $0.3562 each and vest in equal tranches at the end of three consecutive six monthly periods.

Under Accounting Standards, the company is required to account for the options over the vesting period at the fair value established at the time of the grant (22 May 2006 and 28 August 2006 respectively).

The fair valuations were calculated using the Black-Scholes method to produce an option value of $0.09055 and $0.17095 per option respectively, to give a weighted average fair value of $0.11735

The options will lapse if:

(a) Either K. Karanikolopoulos or D. Gimesy ceases to be an employee of the group.
(b) Any vested options are unexercised after Close of Business 21 May 2011 or 27 August 2011, being the fifth anniversary of date of issue.

A service period was determined as the most appropriate criteria to attach to the options given that Phosphagenics is still in the development phase.

There are no other service or performance criteria attached to these options.

Other relevant terms and conditions applicable to options granted under the ESOP include:

- the exercise price of the options is based on being 95 per cent of the weighted average of shares traded on the ASX for the 5 days immediately proceeding the day of offer.
- upon exercise, these options will be settled in ordinary shares of Phosphagenics Limited.
- the fair value of the options are estimated at the date of grant using the Black-Scholes method.

No ESOP options have been exercised in the year to 31 December 2006.

The following share-based payment arrangements were in existence during the period:

Options series	Number	Grant date	Expiry date	Exercise price $	Fair value at grant date $
Dr S N Webb	1,000,000	18-08-05	17-08-10	0.2148	94,850
K. Karanikolopoulos	400,000	22-05-06	21-05-11	0.2346	36,220
D.Gimesy	200,000	28-08-06	27-08-11	0.3562	34,190

The weighted average fair value of the share options granted during the financial year is $114,830 (2005: $47,425). Options were priced using the Black-Scholes method.

Inputs into the model	ESOP	ESOP	ESOP
Grant date share price	$0.24	$0.25	$0.42
Exercise price	$0.2148	$0.2346	$0.3562
Expected volatility	56%	49%	55%
Option life	5 years	5 years	5 years
Dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	5.10%	5.67%	5.61%

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

The following table illustrates the number (No.) and weighted average exercise prices (WAEP) of share options issued under the ESOP.

	2006		2005	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of the financial year	3,000,000	0.2148	-	-
Granted during the financial year	600,000	0.2751	3,000,000	0.2148
Forfeited during the financial year	(2,000,000)	0.2148	-	-
Exercised during the financial year (i)	-	-	-	-
Expired during the financial year	-	-	-	-
Outstanding at end of the financial year (ii)	1,600,000	0.2374	3,000,000	0.2148
Exercisable at end of the financial year	1,150,000	0.2227	500,000	0.2148

(i) Exercised during the financial year

No share options granted under the Employee Share Option Plan were exercised during the financial year:

(ii) Balance at end of the financial year

The share options outstanding at the end of the financial year had exercise prices of $0.2148, $0.2346 and $0.3562 and a remaining contractual life to 17 August 2010, 21 May 2011 and 27 August 2011.

	CONSOLIDATED		PARENT	
	2006 $000	2005 $000	2006 $000	2005 $000
6. REMUNERATION OF AUDITORS				
Auditor of the parent entity				
Amounts received or due and receivable:				
Audit or review of the financial report	57,000	60,000	57,000	60,000
Taxation services	48,400	19,500	48,400	19,500
Other non-audit services (assistance with conversion to International Financial Reporting Standards)	20,000	32,000	20,000	32,000
	125,400	111,500	125,400	111,500

The auditor of Phosphagenics Limited is Ernst & Young. The valuation of the company's intangible assets was conducted by Deloitte.

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000

7. CURRENT TRADE AND OTHER RECEIVABLES

	2006 $000	2005 $000	2006 $000	2005 $000
Trade receivables (i)	1,254	854	9	2
Provision for doubtful debts	-	-	-	-
	1,254	854	9	2
Interest receivable	32	21	32	21
Loan to subsidiary	-	-	7,605	3,000
Research and development tax offset	308	316	-	-
Provision for non-recovery	(308)	(316)	-	-
Goods and services tax (GST) recoverable	212	127	106	72
Other	-	1	-	-
	1,498	1,003	7,752	3,095

(i) Trade receivables are non interest bearing and are generally on 45-day terms, the exception being receivables from royalty streams that are receivable at the time specified in the relevant contract.

(ii) Related party receivables – outstanding intercompany loans as at 31 December 2006 are not interest bearing and have no fixed terms of repayment.

(iii) Credit risk and effective interest rates of current receivables are disclosed in notes 2 and 24 respectively.

8. CURRENT INVENTORIES

	2006 $000	2005 $000	2006 $000	2005 $000
Raw materials:				
At cost	3	1	-	-
Finished goods:				
At cost	50	65	-	-
	53	66	-	-

9. INVESTMENT IN SUBSIDIARY

	2006 $000	2005 $000	2006 $000	2005 $000
Shares in controlled entities				
Vital Health Sciences Pty Ltd	-	-	94,211	94,211
	-	-	94,211	94,211

10. PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED		PARENT	
	Plant and equipment at cost	Total	Plant and equipment at cost	Total
	$'000	$'000	$'000	$'000
Year ended 31 December 2006				
At 1 January 2006 net of accumulated depreciation and impairment	611	611	90	90
Additions	551	551	36	36
Disposals	(3)	(3)	(3)	(3)
Depreciation charge for the year	(136)	(136)	(20)	(20)
At 31 December 2006, net of accumulated depreciation and impairment	1,023	1,023	103	103
At 31 December 2006				
Cost	1,467	1,467	264	264
Accumulated depreciation and impairment	(444)	(444)	(161)	(161)
Net carrying amount	1,023	1,023	103	103

	CONSOLIDATED		PARENT	
	Plant and equipment at cost	Total	Plant and equipment at cost	Total
	$'000	$'000	$'000	$'000
Year ended 31 December 2005				
At 1 January 2005 net of accumulated depreciation and impairment	279	279	88	88
Additions	390	390	21	21
Depreciation charge for the year	(58)	(58)	(19)	(19)
At 31 December 2005, net of accumulated depreciation and impairment	611	611	90	90
At 31 December 2005				
Cost	935	935	231	231
Accumulated depreciation and impairment	(324)	(324)	(141)	(141)
Net carrying amount	611	611	90	90

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000

11. GOODWILL

	2006 $000	2005 $000	2006 $000	2005 $000
Gross carrying amount				
Balance at beginning of financial year	34,261	34,261	-	-
Balance at end of financial year	34,261	34,261	-	-
Accumulated impairment losses				
Balance at beginning of financial year	-	-	-	-
Impairment losses for the year	-	-	-	-
Balance at end of financial year	-	-	-	-
Net carrying amount				
At the beginning of the financial year	34,261	34,261	-	-
At the end of the financial year	34,261	34,261	-	-

Allocation of goodwill to cash-generating units

Goodwill has been allocated for impairment testing purposes to 1 individual cash-generating unit, as follows:

Individual cash-generating units

- Vital Health Sciences Pty Ltd

Impairment Testing

Goodwill acquired through business combinations has been allocated to one individual cash generating unit for impairment testing – Vital Health Sciences Pty Ltd. (VHS). Goodwill is tested for impairment annually.

The recoverable amount has been determined by calculation of the fair value at 31 December 2006, which is defined as the amount at which the asset would change hands between a knowledgeable willing buyer and a knowledgeable willing seller, neither being under a compulsion to buy or sell.

Independent valuers (Deloitte) were engaged to carry out this valuation at 31 December 2006 and chose to use the discounted cash flow method. They, in cooperation with Phosphagenics senior management, prepared long term cash flow projections up to and including the year 2014. Key assumptions of these projections included:

- management opinion on future sales and associated expenses on a product by product basis
- different residual lifetime of VHS's patents
- allocation of products' value to underlying patents
- probability adjustments (ranging from 0.35 to 1.00) to individual cash flows, reflecting various types of risks.

The sensitivity to changes in these assumptions lies in the timing of the cash flows. If the timing of these cash flows is extended beyond the near future it may result in the carrying value of the unit to materially exceed its recoverable amount.

The pre-tax discount rate used was between 12% - 13%, based on:

- the required rates of return on listed companies in a similar business
- the indicative rates of return required by suppliers of venture capital
- VHS's current level of financial gearing
- The growth rate used was between 2.5% – 3%

	CONSOLIDATED			COMPANY
	Intellectual Property $'000	Development costs $'000	Total $'000	Total $'000
12. INTANGIBLE ASSETS				
Balance at 1 January 2006 net of accumulated amortization and impairment	121,362	190	121,552	-
Additions	-	654	654	-
Provision for impairment	-	-	-	-
Write down of Patent costs	-	-	-	-
Amortisation expense	-	(22)	(22)	-
Balance at 31 December 2006 net of accumulated amortisation	121,362	822	122,184	-
At 1 January 2006				
Cost (Gross carrying amount)	121,362	190	121,552	
Accumulated amortisation and impairment	-	-	-	
Net carrying amount	121,362	190	121,552	-
At 31 December 2006				
Cost (Gross carrying amount)	121,362	996	122,358	
Accumulated amortisation and impairment	-	(174)	(174)	
Net carrying amount	121,362	822	122,184	-
Net book value				
As at 31 December 2006	121,362	822	122,184	-

	CONSOLIDATED			COMPANY
	Intellectual Property $'000	Development costs $'000	Total $'000	Total $'000
12. INTANGIBLE ASSETS				
Balance at 1 January 2005 net of accumulated amortization and impairment	125,262	-	125,262	-
Additions	-	342	342	-
Provision for impairment	(3,900)	-	(3,900)	-
Write down of Patent costs	-	(146)	(146)	-
Amortisation expense	-	(6)	(6)	-
Balance at 31 December 2005 net of accumulated amortisation	121,362	190	121,552	-
At 1 January 2005				
Cost (Gross carrying amount)	125,262	-	125,262	
Accumulated amortisation and impairment	-	-	-	
Net carrying amount	125,262	-	125,262	-
At 31 December 2005				
Cost (Gross carrying amount)	125,262	342	125,604	-
Accumulated amortisation and impairment	(3,900)	(152)	(4,052)	
Net carrying amount	121,362	190	121,552	-
Net book value				
As at 31 December 2005	121,362	190	121,552	-

Impairment Testing

Intellectual property acquired through business combinations has been allocated to one individual cash generating unit for impairment testing – Vital Health Sciences Pty Ltd. (VHS). Intellectual property represents the fair value of specific product patents acquired by the Company at 31 December 2004. Product patents are deemed to have a finite life and are amortised from the date at which significant revenues are earned, over the remaining patent term.

The intellectual property is tested for impairment where an indicator of impairment arises. The recoverable amount has been determined by calculation of the fair value, which is defined as the amount at which the asset would change hands between a knowledgeable willing buyer and a knowledgeable willing seller, neither being under a compulsion to buy or sell.

Independent valuers (Deloitte) were engaged to carry out this valuation and chose to use the discounted cash flow method. They, in cooperation with Phosphagenics senior management, prepared long term cash flow projections. Key assumptions of these projections included:

- management opinion on future sales and associated expenses on a product by product basis
- different residual lifetime of VHS's patents
- allocation of products' value to underlying patents
- probability adjustments (ranging from 0.35 to 1.00) to individual cash flows, reflecting various types of risks

The pre-tax discount rate used was between 12% - 13%, based on:

- the required rates of return on listed companies in a similar business
- the indicative rates of return required by suppliers of venture capital
- VHS's current level of financial gearing

For the year ended 31 December 2006 no impairment charge has been recognised (2005: $3.9 million)

	CONSOLIDATED		PARENT	
	2006 $000	**2005 $000**	**2006 $000**	**2005 $000**
13. TRADE AND OTHER PAYABLES (CURRENT)				
Trade payables (i)	270	52	41	10
Accrued expenses	322	1,113	73	166
Goods and services tax (GST) payable	280	327	280	327
Other (ii)	209	131	16	31
	1,081	1,623	410	534

(i) No interest is charged on the trade payables for the first 60 days from the date of the invoice. Thereafter, interest is charged on the outstanding balance. The consolidated entity has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

(ii) Other payables are non-trade payables, are non-interest bearing and have an average term of 6 months

(iii) There were no related party payables at 31 December 2006

(iv) Information regarding the effective interest rate risk of current payables is set out in note 24.

14. PROVISIONS (CURRENT)

Employee benefits	21	38	18	30
	21	38	18	30

15. ISSUED CAPITAL

580,105,848 fully paid ordinary shares (2005: 546,758,476)	154,608	145,306	154,608	145,306
	154,608	145,306	154,608	145,306

CONSOLIDATED

	2006		2005	
	No. '000	$'000	No. '000	$'000
Fully paid ordinary shares				
Balance at beginning of financial year	546,758	145,306	499,834	134,731
Issue of shares – cash	33,333	10,000	46,875	11,234
Exercise of options	14	2	49	10
Exchange differences on overseas capital raising	-	-	-	16
Capital raising costs	-	(700)	-	(685)
Balance at end of financial year	580,105	154,608	546,758	145,306

PARENT

	2006		2005	
	No. '000	$'000	No. '000	$'000
Fully paid ordinary shares				
Balance at beginning of financial year	546,758	145,306	499,834	134,731
Issue of shares - cash	33,333	10,000	46,875	11,234
Exercise of options	14	2	49	10
Exchange differences on overseas capital raising	-	-	-	16
Capital raising costs	-	(700)	-	(685)
Balance at end of financial year	580,105	154,608	546,758	145,306

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

During January 2007, the company allotted a further 23,332,933 shares at 30 cents each, raising $7,000,000 exclusive of capital raising costs by :

(a) the allotment of 18,390,933 shares through the Share Purchase Plan
(b) placement of an additional 4,942,000 shares

Share options

As at close of business on 31 December 2006 there were a total of 59,632,673 unexercised POHOB options held on the market as well as 1,600,000 unexercised options issued under the Employee Share Option Plan (ESOP) and 500,000 POHAK options.

POHOB and POHAK share options carry no rights to dividends and no voting rights. Further details of the ESOP are contained in note 5 to the financial statements.

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
16. RESERVES				
Asset revaluation	27812	27,812		-
Employee equity-settled benefits	162	47	162	47
Other equity-settled benefits	46		45	-
	28,020	27,859	208	47
Asset revaluation reserve				
Balance at beginning of financial year	27,812	-	-	-
Revaluation increments/(decrements)	-	39,732	-	-
Deferred tax liability arising on revaluation	-	(11,920)	-	-
Balance at end of financial year	27,812	27,812	-	-

The increment to this reserve relates to the acquisition of Vital Health Sciences Pty Ltd and determines the fair value of the intellectual property acquired.

Employee equity-settled benefits reserve				
Balance at beginning of financial year	47	-	47	-
Share based payment	115	47	115	47
Balance at end of financial year	162	47	162	47

The employee share option and share plan reserve is used to record the value of equity benefits provided to employees and directors as part of their remuneration. For further details refer to Note 5 in the Financial Statements.

Other equity-settled benefits reserve				
Balance at beginning of financial year	-	-	-	-
Share based payment	47	-	47	-
Balance at end of financial year	47	-	47	-

The other equity-settled benefits reserve is used to record the value of equity benefits provided to suppliers as part of their remuneration.

CONSOLIDATED

	2006 Cents per share	2005 Cents per share
17. EARNINGS PER SHARE		
Basic earnings per share:		
From continuing operations	(1.12)	(1.45)
Diluted earnings per share:		
From continuing operations	(1.12)	(1.45)

Basic earnings per share
Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share
Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary shareholders (after deducting interest on the convertible redeemable preference shares) by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of dilutive options and dilutive convertible non-cumulative redeemable preference shares).
Options granted to employees (including key management personnel) are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent they are dilutive. These options have not been included in the determination of basic earnings per share.

The following reflects the income and share data used in the total operations basic and diluted earnings per share computations:

	2006 $'000	2005 $'000
Earnings from continuing operations	(6,125)	(7,323)

	2006 No.'000	2005 No.'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	547,860	503,978

	CONSOLIDATED		PARENT	
	2006 $000	2005 $000	2006 $000	2005 $000
18. COMMITMENTS FOR EXPENDITURE				
Operating leases				
Leasing arrangements				
Non-cancellable operating leases relate to the rent of office accommodation.				
Non-cancellable operating lease payments				
Not longer than 1 year	163	101	163	101
Longer than 1 year and not longer than 5 years	107	-	107	-
Longer than 5 years	-	-	-	-
Total minimum lease payments	270	101	270	101

	CONSOLIDATED		PARENT	
	2006 $000	2005 $000	2006 $000	2005 $000

19. SEGMENT INFORMATION

Products and services within each business segment

For management purposes, the consolidated entity is organised into 2 major operating divisions – Nutraceuticals and Pharmaceuticals. These divisions are the basis on which the consolidated entity reports its primary segment information. The principal products and services of each of these divisions are as follows:

Licensing of dietary supplements, production and sale of products for the personal care industry.

Licensing of pharmaceuticals and transdermal technologies.

The following tables represent revenue and profit information and certain asset and liability information regarding business segments for the years ended 31 December 2006 and 2005.

Segment revenues

	External sales		Inter-segment *(i)*		Other		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Nutraceuticals	2,531	1,682	-	-	-	-	2,531	1,682
Pharmaceuticals	839	1,292	-	-	-	-	839	1,292
Total of all segments							3,370	2,974
Unallocated							633	415
Consolidated							4,003	3,389

Segment result	**2006**	**2005**
	$'000	**$'000**
Nutraceuticals	1,080	143
Pharmaceuticals	(4,056)	(2,165)
Unallocated	(3,149)	(6,471)
Profit before income tax expense	(6,125)	(8,493)
Income tax expense	-	1,170
Profit for the period	(6,125)	(7,323)

Segment assets and liabilities

	Assets		**Liabilities**	
	2006	**2005**	**2006**	**2005**
	$'000	**$'000**	**$'000**	**$'000**
Nutraceuticals	1,340	111	298	6
Pharmaceuticals	334	12	-	-
Total of all segments	1,674	123	298	6
Unallocated	171,820	170,949	38,891	38,929
Consolidated	173,494	171,072	39,189	38,935

19. SEGMENT INFORMATION (CONT)

Other segment information

	Depreciation and amortisation of segment assets		Research expenses	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Nutraceuticals	82	12	221	287
Pharmaceuticals	24	1	4,614	2,787

Geographical segments

The consolidated entity's two divisions operate in 1 principal geographical area – the U.S.A.

20. KEY MANAGEMENT PERSONNEL

(a) Details of Key Management Personnel

Addison, J L	Independent Director (Non-Executive)
Mills, J	Independent Director (Non-Executive)
Ogru, E	Director (Executive)
Pattison, I G	Chief Operating Officer (resigned 30 June 2006)
Preston, M D	Director (Non-Executive)
Rosen, H	Managing Director (Executive)
Vizard, A L	Chairman (Non-Executive)
Butler, B R	Vice President - Nutraceuticals
Chilton, M	Financial Controller
Karanikolopoulos, K	Vice President Business Development (Pharmaceuticals)
Gimesy, D	Vice President – Business Development & Corporate Communication
Webb, S N	Director – Vital Health Services Pty Ltd (resigned 30 June 2006)
West, S M	Director – Vital Health Services Pty Ltd

(b) Remuneration of Key Management Personnel

(i) Remuneration Policy

The company's policy for determining the nature and amounts of emoluments of Non-Executive directors, Executive directors and senior management is as follows:-

The Board is responsible for making recommendations on remuneration policies and packages. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

Remuneration packages contain the following key elements:

- Salary and fees
- Superannuation
- Options issued under the company's Employee Share Option Plan

Apart from termination benefits which accrue under statute (such as unpaid annual leave, long service leave and superannuation benefits), there are no retirement benefits. The company pays superannuation at the required superannuation guarantee rate and salary sacrificed contributions into an accumulated benefit type fund and therefore there are no future liabilities in respect of these payments.

20. KEY MANAGEMENT PERSONNEL (CONT)

The aggregate remuneration paid to Non-Executive directors is capped at the level approved by shareholders for this purpose. Non-Executive directors' remuneration reflects the additional committees that they may serve on from time to time. There are no termination benefits for Non-Executive directors.

Remuneration is reviewed annually by the Board of Directors. The process consists of a review of companywide, business unit and individual performance, relevant comparative remuneration in the market and internally, and where appropriate, external advice on policies and practices.
The Company Secretary is an external consultant to the company. Their fees are charged on normal commercial terms.

(ii) Remuneration of key management personnel

The following table discloses the remuneration of the directors of the company:

	Short – Term	**Post-Employment**	**Share Based Payment**	**Total**	**% Performance Related**
	Salary & fees	**Superannuation**	**Options**		
2006	**$**	**$**	**$**	**$**	
Pattison, I G	239,679	10,321	-	250,000	-
Rosen, H	170,000	12,150	-	182,150	-
Ogru, E	170,000	-	-	170,000	-
Vizard, A L	69,725	6,275	-	76,000	-
Preston, M D	118,405	-	-	118,405	-
Mills, J	13,333	38,000	-	51,333	-
Addison, J L	34,862	3,138	-	38,000	-

	Short – Term	**Post-Employment**	**Share Based Payment**	**Total**	**% Performance Related**
	Salary & fees	**Superannuation**	**Options**		
2005	**$**	**$**	**$**	**$**	
Pattison, I G	229,358	20,642	-	250,000	-
Rosen, H	169,000	8,910	-	177,910	-
Vizard, A L	68,104	6,129	-	74,233	-
Ogru, E	125,000	-	-	125,000	-
Preston, M D	58,681	-	-	58,681	-
Mills, J	22,385	12,915	-	35,300	-
Addison, J L	32,385	2,915	-	35,300	-

20. KEY MANAGEMENT PERSONNEL (CONT)

The following table discloses the remuneration of the executives of the company and group executives of the consolidated entity:

	Short – Term	Post-Employment	Share Based Payment	Total	% Performance Related
	Salary & fees	Superannuation	Options		
2006	$	$	$	$	
Butler, B R	45,114	90,500	-	135,614	-
Webb, S N	52,345	-	47,425	99,770	-
Chilton, M	106,000	9,360	-	115,360	-
West, S M	100,000	-	-	100,000	-
Gimesy, D	56,813	22,553	8,548	87,914	-
Karanikolopoulos, K	101,835	9,165	9,055	120,055	-
					-

	Short – Term	Post-Employment	Share Based Payment	Total	% Performance Related
	Salary & fees	Superannuation	Options		
2005	$	$	$	$	
Butler, B R	73,991	96,000	-	169,991	-
Chilton, M	100,000	9,000	-	109,000	-
Webb, S N	115,939	-	47,425	163,364	-
Karanikolopoulos, K	84,098	7,569	-	91,667	-
West, S M	100,000	-	-	100,000	-
					-
					-

Aggregates	2006 Consolidated	2006 Parent	2005 Consolidated	2005 Parent
	$	$	$	$
Short-Term	1,278,111	1,278,111	1,178,941	1,178,941
Post-Employment	201,462	201,462	164,080	164,080
Share Based Payment	65,028	65,028	47,425	47,425
	1,544,601	1,544,601	1,390,446	1,390,446

20. KEY MANAGEMENT PERSONNEL (CONT)

(c) Option holdings of Key Management Personnel

Executive share options of Phosphagenics

	Bal @ 1/1/06	Granted as remuneration	Options Exercised	Net other change	Bal @ 31/12/06	Total	Exercisable	Not Exercisable
	No.	No.		No.	No.	No.	No.	No.
Directors								
Addison, J.L	-	-	-	-	-	-	-	-
Mills, J	-	-	-	-	-	-	-	-
Ogru, E	-	-	-	-	-	-	-	-
Pattison, I.G	350,000	-	-	(350,000)	-	-	-	-
Preston, M.D	-	-	-	-	-	-	-	-
Rosen, H	5,050,000	-	-	-	5,050,000	5,050,000	5,050,000	-
Vizard, A.L	1,200,000	-	-	-	1,200,000	1,200,000	1,200,000	-
Executives								
Butler, B.R	-	-	-	-	-	-	-	-
Chilton, M	200,000	-	-	-	200,000	200,000	200,000	-
Karanikolopoulos, K	-	400,000	-	-	400,000	400,000	100,000	300,000
Gimesy, D	-	200,000	-	-	200,000	200,000	50,000	150,000
Webb, S.N	3,000,000	-	-	(3,000,000)	-	-	-	-
West, S.M	2,675,000	-	-	-	2,675,000	2,675,000	2,675,000	-
	12,475,000	600,000	-	(3,350,000)	9,725,000	9,725,000	9,275,000	450,000

Executive share options of Phosphagenics

	Bal @ 1/1/05	Granted as remuneration	Options Exercised	Net other change	Bal @ 31/12/05	Total	Exercisable	Not Exercisable
	No.	No.		No.	No.	No.	No.	No.
Directors								
Addison, J.L	-	-	-	-	-	-	-	-
Mills, J	-	-	-	-	-	-	-	-
Ogru, E	-	-	-	-	-	-	-	-
Pattison, I.G	350,000	-	-	-	350,000	350,000	350,000	-
Preston, M.D	-	-	-	-	-	-	-	-
Rosen, H	5,050,000	-	-	-	5,050,000	5,050,000	5,050,000	-
Vizard, A.L	1,200,000	-	-	-	1,200,000	1,200,000	1,200,000	-
Executives								
Butler, B.R	-	-	-	-	-	-	-	-
Chilton, M	200,000	-	-	-	200,000	200,000	200,000	-
Karanikolopoulos, K	-	-	-	-	-	-	-	-
Webb, S.N	-	3,000,000	-	-	3,000,000	3,000,000	500,000	2,500,000
West, S.M	2,675,000	-	-	-	2,675,000	2,675,000	2,675,000	-
	9,475,000	3,000,000	-	-	12,475,000	12,475,000	9,975,000	2,500,000

All Phosphagenics Limited share options issued to Ms.K Karanikolopoulos and Mr. D. Gimesy during the financial year were made in accordance with the provisions of the Employee Share Option Plan (ESOP). Options held by other directors (except S.Webb) were acquired as part of the original subscriptions for shares in Phosphagenics in

1999. During the financial year, no options were exercised by specified directors and executives for ordinary shares in Phosphagenics Limited. No amounts remain unpaid on the options exercised during the financial year at year end.

Further details of the Employee Share Option Plan and of share options granted during the financial year is contained in note 5 to the financial statements.

(d) Shareholdings of Key Management Personnel

Fully paid ordinary shares of Phosphagenics Limited

	Balance@ 1/1/06	Granted as remuneration	Received on exercise of options	Net other change	Balance@ 31/12/06
	No.	No.	No.	No.	No.
Addison, J.L	4,000	-	-	-	4,000
Mills, J	167,667	-	-	58,000	225,667
Ogru, E	2,711,610	-	-	3,000,000	5,711,610
Pattison, I.G	427,667	-	-	(427,667)	-
Preston, M.D	2,372,659	-	-	-	2,372,659
Rosen, H	64,080,143	-	-	11,120,994	75,201,137
Vizard, A.L	123,411	-	-	-	123,411
Butler, B.R	7,686,406	-	-	(1,000,000)	6,686,406
Chilton, M	150,000	-	-	-	150,000
Karanikolopoulos, K	4,200	-	-	(4,200)	-
Gimesy, D	-	-	-	100,000	100,000
Webb, S.N	20,000	-	-	-	20,000
West, S.M	59,171,143	-	-	(6,182,000)	52,989,143
	136,918,906	-	-	6,665,127	143,584,033

Fully paid ordinary shares of Phosphagenics Limited

	Balance@ 1/1/05	Granted as remuneration	Received on exercise of options	Net other change	Balance@ 31/12/05
	No.	No.	No.	No.	No.
Addison, J.L	4,000	-	-	-	4,000
Mills, J	107,667	-	-	60,000	167,667
Ogru, E	2,711,610	-	-	-	2,711,610
Pattison, I.G	367,667	-	-	60,000	427,667
Preston, M.D	2,372,659	-	-	-	2,372,659
Rosen, H	64,030,143	-	-	50,000	64,080,143
Vizard, A.L	123,411	-	-	-	123,411
Butler, B.R	7,626,406	-	-	60,000	7,686,406
Chilton, M	150,000	-	-	-	150,000
Karanikolopoulos, K	-	-	-	4,200	4,200
Webb, S.N	20,000	-	-	-	20,000
West, S.M	59,171,143	-	-	-	59,171,143
	136,684,706	-	-	234,200	136,918,906

21. RELATED PARTY DISCLOSURE

The consolidated financial statements include the financial statements of Phosphagenics Limited and the subsidiaries listed in the following table.

Name	Country of Incorporation	% Equity Interest 2006	% Equity Interest 2005	Investment $'000 2006	Investment $'000 2005
Vital Health Sciences Pty Ltd	Australia	100	100	94,211	94,211
Preform Technologies Pty Ltd	Australia	100	100	-	-
Adoil Pty Ltd	Australia	100	100	-	-

	Consolidated 2006 $	Consolidated 2005 $
(a) Other transactions with key management personnel		
The profit from operations includes no items of revenue and expense that resulted from transactions other than remuneration or equity holdings, with specified directors or their personally-related entities:	-	-

(b) Transactions with other related parties

Other related parties include:

- subsidiaries;

During the year, Vital Health Sciences Pty Ltd borrowed $4,605,582 from Phosphagenics Limited. No part of these funds has been repaid. There are no terms and conditions attached to this loan.

No amounts were provided for doubtful debts relating to debts due from related parties at reporting date (2005: Nil).

Transactions involving the parent entity

During the financial year, Phosphagenics Limited loaned a further $4,605,582 (2005: $3,000,000) to its wholly-owned subsidiary for their working capital requirements for the current period. There are no terms and conditions attached to the repayment of this receivable.

(c) Parent entities

The parent entity in the consolidated entity is Phosphagenics Limited.

22. SUBSEQUENT EVENTS

During January 2007, the company allotted a further 23,332,933 shares at 30 cents each, raising $7,000,000 exclusive of capital raising costs by :

(c) the allotment of 18,390,933 shares through the Share Purchase Plan
(d) placement of an additional 4,942,000 shares

	Note	CONSOLIDATED		PARENT	
		2006	2005	2006	2005
		$000	$000	$000	$000

23. NOTES TO THE CASH FLOW STATEMENT

(a) Reconciliation of cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

	Consolidated 2006 $000	Consolidated 2005 $000	Parent 2006 $000	Parent 2005 $000
Cash at Bank	425	3,189	277	2,150
Short Term Deposits	14,000	10,000	14,000	10,000
	14,425	13,189	14,277	12,150

(b) Reconciliation of profit for the period to net cash flows from operating activities

	Consolidated 2006 $000	Consolidated 2005 $000	Parent 2006 $000	Parent 2005 $000
Net Profit	(6,125)	(8,493)	(2,561)	(2,585)
Adjustments for:				
Depreciation and amortisation of non-current assets	159	64	22	19
Capitalization of development expenses	(654)	(196)	-	-
Impairment losses	-	3,900	-	-
Interest received	(550)	(333)	(521)	(257)
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:				
(Increase)/decrease in assets:				
Trade receivables and other receivables	(495)	(936)	(51)	(74)
Inventories	13	(59)	-	-
Prepayments	340	250	31	(36)
Increase/(decrease) in liabilities:				
Trade payables and other payables	(710)	876	(310)	519
Government grants	(356)	356	-	-
Provisions	263	20	268	16
Net cash from/(used in) operating activities	(8,115)	(4,551)	(3,122)	(2,398)

24. FINANCIAL INSTRUMENTS

(a) Financial risk management objectives

The Group's principal financial instruments comprise of cash and short-term deposits.

The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates.

The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

(b) Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

(c) Foreign currency risk management

The Group has transactional currency exposures principally due to its operations in the United States.. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit's measurement currency, principally US dollars. The Group manage this exposure through the use of a USD bank account.

(d) Interest rate risk management

The consolidated entity is only exposed to interest rate risk in the area of cash at bank as it has no borrowings. The interest rate risk surrounding cash at bank is minimal.

(e) Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. The group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The consolidated entity exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded are spread amongst approved counterparties. The consolidated entity measures credit risk on a fair value basis.

The consolidated entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the consolidated entity's maximum exposure to credit risk without taking account of the value of any collateral obtained:

(f) Liquidity risk management

The consolidated entity manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

24. FINANCIAL INSTRUMENTS (CONT)

(g) **Fair value of financial instruments**

The directors consider that the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates to their fair values (2005: net fair value).

The fair values and net fair values of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices;
- the fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis; and

Transaction costs are included in the determination of net fair value.

24. FINANCIAL INSTRUMENTS (CONT)

PARENT

Interest Rate Risk

The following table sets out the carrying amount, by maturity, of the financial instruments that are exposed to interest rate risk.

CONSOLIDATED

	<1 year	>1<2 years	>2<3 years	>3<4 years	>4<5 years	>5 years	Total	Weighted Average Effective Interest Rate %
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	
Floating Rate								
Cash and cash equivalents	14,425	-	-	-	-	-	14,425	6.0
	14,425	-	-	-	-	-	14,425	6.0

	<1 year	>1<2 years	>2<3 years	>3<4 years	>4<5 years	>5 years	Total	Weighted Average Effective Interest Rate %
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	
Floating Rate								
Cash and cash equivalents	13,189	-	-	-			13,189	5.6
	13,189	-	-	-			13,189	5.6

PARENT

	<1 year	>1<2 years	>2<3 years	>3<4 years	>4<5 years	>5 years	Total	Weighted Average Effective Interest Rate %
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	
Floating Rate								
Cash and cash equivalents	14,277	-	-	-	-	-	14,277	6.0
	14,277	-	-	-	-	-	14,277	6.0

	<1 year	>1<2 years	>2<3 years	>3<4 years	>4<5 years	>5 years	Total	Weighted Average Effective Interest Rate %
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	
Floating Rate								
Cash and cash equivalents	12,150	-	-	-	-	-	12,150	5.6
	12,150	-	-	-	-	-	12,150	5.6



■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent audit report to members of Phosphagenics Ltd

Scope

The financial report and directors responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for Phosphagenics Ltd (the company) and the consolidated entity, for the year ended 31 December 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the financial report of Phosphagenics Ltd is in accordance with:

(a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the financial position of Phosphagenics Ltd and the consolidated entity at 31 December 2006 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Brumley

Don Brumley
Partner
Melbourne
23 February 2007

Directors' Declaration

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable;

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity; and

(c) the directors have been given the declarations required by s.295A of the Corporations Act 2001

At the date of this declaration, the company is within the class of companies affected by ASIC Class Order 98/1418. The nature of the deed of cross guarantee is such that each company which is party to the deed guarantees to each creditor payment in full of any debt in accordance with the deed of cross guarantee.

In the directors' opinion, there are reasonable grounds to believe that the company and the companies to which the ASIC Class Order applies, as detailed in note 52 to the financial statements will, as a group, be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Board

Andrew Lancelot Vizard
Chairman

23 February 2007

Melbourne

Section 4: AUDIT ALERT

Details of dispute or qualification or likely dispute or qualification - NONE

ASX
AUSTRALIAN SECURITIES EXCHANGE

Detailed search - prices, charts and announcements

Search results: Company announcements for PHOSPHAGENICS LIMITED (POH) Released between 16/10/2006 and 16/04/2007

See below for:

- Previous codes used by this company

Announcements released as POH

Date	Price sens.	Headline	Pages	PDF	Edited text*
15/03/2007		Change of Director's Interest Notice	4	PDF	-
15/03/2007		Cowen and Company Conference - Presentation	35	PDF	-
14/03/2007		To present at US Health Care Conference	3	PDF	-
07/03/2007	!	Transdermal Technology Platform Extended	3	PDF	-
23/02/2007	!	Preliminary Final Report & Full Year Accounts	69	PDF	-
07/02/2007		Change in substantial holding x2	10	PDF	-
29/01/2007		Appendix 3B	9	PDF	-
18/01/2007		Nestle Nutrition - Phospha-E option agreement details	4	PDF	-
12/01/2007	!	Nestle Nutrition Exercises Option	1	PDF	-


PHOSPHAGENICS

12 January 2007

The Manager
Company Announcements Office
ASX Limited

Dear Sir/Madam,

Re: Nestlé Nutrition enters commercial discussions with Phosphagenics

Phosphagenics Ltd ("Phosphagenics") (ASX Code: POH) (AIM Code: PSG) announced today that Nestlé Nutrition has exercised its option to finalise the existing commercial agreement to use Phospha-E® for the treatment and prevention of metabolic syndrome.

Under the terms of the option agreement, both parties must consent to all public announcements, and further details will be released once Phosphagenics has received Nestle Nutrition's consent.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/Phospha-E 12 01 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Sue Williams

From: ASX.Online@asx.com.au
Sent: Friday, 12 January 2007 10:15 AM
To: Mourice Garbutt
Subject: POH - ASX Online e-Lodgement - Confirmation of Release



415424.pdf (19 KB)

ASX confirms the release to the market of Doc ID: 415424 as follows: Release Time: 12-Jan-2007 10:14:39 ASX Code: POH File Name: 415424.pdf Your Announcement Title: Phosphagenics - Nestle Nutrition Exercises Option


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/01/2007

TIME: 10:14:42

TO: PHOSPHAGENICS LIMITED

FAX NO: 03-9605-5999

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Nestle Nutrition Exercises Option

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


RECEIVED


PHOSPHAGENICS

18 January 2007

The Manager
Company Announcements Office
ASX Limited

Dear Sir/Madam

re: **Nestlé Nutrition enters commercial discussions with Phosphagenics**

Further to the release made to the ASX on Friday 12 January 2007 advising of the exercise by Nestlé Nutrition of the option in relation to the commercialisation by Nestlé Nutrition on a worldwide exclusive basis, of the Phosphagenics' patented Phospha-E® product for the treatment and prevention of metabolic syndrome.

Following agreement with Nestlé Nutrition the Board of Directors of Phosphagenics Limited is please to release further details of the terms of the option agreement as set out per the attached announcement.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\nestle nutrition 18 01 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com


PHOSPHAGENICS

Melbourne, Australia: 18th January 2007

Nestlé Nutrition enters commercial discussions with Phosphagenics

Key points:

- Nestlé Nutrition has exercised its option to negotiate a commercial agreement to use Phosphagenics' Phospha-E® as a nutritient in medical foods for treating and preventing metabolic syndrome.

- The terms of the option agreement include the following.
  a) The payment by Nestlé Nutrition of an option fee to Phosphagenics.
  b) One or both parties will conduct human clinical trials to enable health claims for the treatment and prevention of metabolic syndrome.
  c) Nestlé Nutrition will launch a product for metabolic syndrome within 12 months of regulatory approval.
  d) Phosphagenics will manufacture and sell Phospha-E® to Nestlé Nutrition.
  e) Phosphagenics will grant Nestlé Nutrition a worldwide exclusive licence for the use of Phospha-E® as a nutrient in foods for the treatment and prevention of metabolic syndrome.

Phosphagenics Limited ("Phosphagenics") (ASX: POH) (AIM: PSG) announced today further details of its option agreement with Nestlé Nutrition which grants the Nestlé speciality nutrition business the right to negotiate, on an exclusive worldwide basis, a commercial agreement to use Phosphagenics' Phospha-E® product for the treatment and prevention of metabolic syndrome. These announcements follow on from the successful completion of a series of full dose-response pre-clinical studies on Phospha-E® previously announced to the market in December, 2006.

Under the terms of the option agreement, Nestlé Nutrition will pay Phosphagenics an option fee, and the parties will commence human clinical trials with Phospha-E® to provide science-based evidence that Phospha-E® is beneficial in the treatment and prevention of metabolic syndrome.

The option agreement requires Nestlé Nutrition to launch a product within 12 months of regulatory approval. Also, under the agreement, Phosphagenics will be responsible for the manufacture and sales of Phospha-E® to Nestlé Nutrition.

Mr Harry Rosen, Managing Director of Phosphagenics said: "Phosphagenics is delighted that our nutraceutical division has reached this stage of commercial development for Phospha-E® with the speciality nutrition business of the world's largest food company."

"It is very exciting that we have been able to partner with, in my view, the world's most progressive specialised nutrition company. Phosphagenics is looking forward to working closely with Nestlé Nutrition to bring Phospha-E® to market for this indication as quickly as possible."

The final results of the two pre-clinical multi-dose response trials announced to the market on December 14th, 2006, confirmed that when given orally, Phospha-E® significantly reduced many of the key biomarkers associated with metabolic syndrome, inflammation and cardiovascular disease. Additionally, the most appropriate dosage required to commence human clinical trials was also determined.

In these trials, animals treated with varying doses of Phospha-E® were shown to have statistically significant reductions in key parameters such as plaque formation, aortic vascular dysfunction, cholesterol, triglycerides and LDL-C (so-called bad cholesterol).

ENDS

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

About Nestlé Nutrition
Nestlé Nutrition is an autonomous business within Nestlé managing and developing the group's speciality nutrition brands. Through science-based nutrition products and services, Nestlé Nutrition helps enhance the quality of people's lives by supporting health and providing care for specific consumer groups with special nutrition needs at every stage of life.

About 16 500 employees in more than 100 countries are part of Nestlé Nutrition. Its product portfolio – covering infant nutrition, healthcare nutrition, performance nutrition and weight management – includes such trusted and well-recognised brands as: NESTLÉ (comprising product brands NAN, LACTOGEN, NESLAC, CERELAC...), NUTREN, PEPTAMEN, POWERBAR, MUSASHI and JENNY CRAIG. More information at: www.nestlenutrition.com.

About Metabolic Syndrome
Metabolic syndrome is a multifactorial risk factor for cardiovascular disease and diabetes. The root causes of metabolic syndrome are overweight/obesity, physical inactivity, and genetic factors. It is estimated that about 27% of adults in the US have metabolic syndrome and that one in three overweight or obese people in the US have this condition. The condition is being diagnosed with increasing frequency.

About Phospha-E®
Phospha-E® is a patented derivative of vitamin E that has superior properties compared to its parent molecule. For example, Phospha-E® has been shown to be better absorbed than vitamin E, both orally and through the skin, to lower cholesterol and triglycerides, prevent the formation of plaque in heart arteries, as well as having unique anti-inflammatory properties.

Phospha E® has applications across all three nutraceutical market segments, and is currently sold internationally as a dietary supplement by Zila Nutraceuticals Inc (under the name of Ester-E™) and is marketed worldwide in the personal care market as Vital ET™ by ISP Corporation.

Contact details:
Mr Harry Rosen
Managing Director
Phosphagenics Ltd
+61 3 9605 5900 or +61 (0)421 322 757

Sue Williams

From: ASX.Online@asx.com.au
Sent: Thursday, 18 January 2007 10:01 AM
To: Mourice Garbutt
Subject: POH - ASX Online e-Lodgement - Confirmation of Release



416644.pdf (35 KB)

ASX confirms the release to the market of Doc ID: 416644 as follows: Release Time: 18-Jan-2007 10:00:33 ASX Code: POH File Name: 416644.pdf Your Announcement Title: POH - Nestle Nutrition - Phospha-E option agreement details


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/01/2007

TIME: 10:00:42

TO: PHOSPHAGENICS LIMITED

FAX NO: 03-9605-5999

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Nestle Nutrition - Phospha-E option agreement details

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


RECEIVED


PHOSPHAGENICS

25 January 2007

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re : **Phosphagenics Limited ("POH")**
Equity Raisings

(a) Share Purchase Plan

The Board of Directors is pleased to advise that as a result of the Share Purchase Plan as offered to eligible members in December 2006 the Company has today allotted an aggregate of 18,390,933 new ordinary fully paid shares issued at 30 cents a share to raise A$5,517,279.90.

The details of the Plan being

Number of Subscribers	1,361
Amount of Contributions	A$5,517,279.90
Number of New Shares Allotted	18,390,933
Average Subscription	A$4,053.84

(b) Placement

In December 2006 the Company announced that through Lead Manager, BBY Limited, it had placed a total of 33,333,333 shares at A$0.30 to raise A$10 million.

As a result of ongoing negotiations by the Lead Manager, the Company has now placed an additional 4,942,400 ordinary shares at A$0.30 to raise a further A$1,482,720.

This placing brings the total number of shares placed through BBY Limited to international and domestic institutions and sophisticated investors to 38,275,733 shares at A$0.30 a share being a total placing of A$11,482,720.

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Summary

The strong response by shareholders to the Share Purchase Plan together with the placement of 38,275,733 shares has resulted in the Company raising a total of A$17,000,000 in this round of capital raising.

Application for Quotation of Shares

Attached for release to the market is an Appendix 3B Notice covering

Share Purchase Plan	18,390,933	; and
Placement	4,942,400	
Total Shares for Quotation	23,333,333	

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\equity raisings 25 01 07

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

PHOSPHAGENICS LIMITED

ABN

32 056 482 403

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 18,390,933 (Share Purchase Plan) (b) 4,942,400 (Placement)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(a) ISSUED PURSUANT TO THE SHARE PURCHASE PLAN AS ANNOUNCED ON 12 DECEMBER 2006 AND WHICH CLOSED ON 19 JANUARY 2007 UNDER THE TERMS OF ASIC CLASS ORDER 02/831.

+ See chapter 19 for defined terms.

		(b) ARISING FROM ON-GOING NEGOTIATIONS THROUGH LEAD MANAGER, BBY LIMITED, IN RELATION TO THE PLACEMENT OF SHARES IN DECEMBER 2006 THE COMPANY HAS ALLOTTED A FURTHER 4,942,400 SHARES AT A$0.30 EACH TO INTERNATIONAL AND DOMESTIC CLIENTS OF BBY LIMITED
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	A$0.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	REFER PART 1(3) ABOVE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 JANUARY 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	603,439,181	ORD ("POH")
		59,632,673	OPTIONS ("POHOB")

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,000,000	OPTIONS POHAI
		500,000	OPTIONS POHAK
		2,600,000	OPTIONS POHAM
		200,000	OPTIONS POHAO
		4,300,000	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	ALL NEW SHARES TO RANK EQUALLY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	

+ See chapter 19 for defined terms.

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 JANUARY 2007
(Director/Company secretary)

Print name: MOURICE R GARBUTT

poh\asx\3b 25 01 07

== == == == ==

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre,
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/01/2007

TIME: 17:40:58

TO: PHOSPHAGENICS LIMITED

FAX NO: 03-9605-5999

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

RECEIVED

2007 APR 19 P 12:-9

OFFICE OF INTERNATIONAL CORPORATE FINANCE


PHOSPHAGENICS

7 February 2007

The Manager
Company Announcements Office
ASX Limited

by electronic lodgement

Dear Sir

re: **Phosphagenics Limited**

Substantial Shareholder Notice
Dr S M West and Mr H Rosen

Arising from the issue by Phosphagenics Limited in December 2006 and January 2007 of, in aggregate, 56,666,666 new ordinary shares the percentage entitlements of Dr West and Mr Rosen, neither of whom participated in the issue, have been diluted to such an extent as to bring about a change in their percentage entitlement to the Company's ordinary voting shares equal to or greater than one (1) per cent.

Attached for release to the market and lodged on behalf of Dr West and Mr Rosen is a Form 604 Notice as lodged with the Company by each of Dr West and Mr Rosen reflecting this percentage dilution.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\ssn, smw & hr 07 02 07

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme PHOSPHAGENICS LIMITED

ACN/ARSN 056 482 403

1. Details of substantial holder (1)

Name SIMON MICHAEL WEST

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on REFER ANNEXURE "A"/____/____

The previous notice was given to the company on 01/09/06

The previous notice was dated 01/09/06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
REFER ANNEXURE "A"				

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	REFER ANNEXURE "A"				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	REFER ANNEXURE "A"				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
REFER ANNEXURE "A"	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
REEFER ANNEXURE "A"	

Signature

print name SIMON MICHAEL WEST capacity SELF

sign here date 06/02/07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is the Annexure marked "A" of three pages referred to in the Form 604 (Notice of Change of Substantial Shareholding) and dated the date of signing

SIMON M WEST

Details of Entitlements and Registered Holdings of Ordinary Shares:

		Form 604 01/09/06	**Form 604 06/02/07**
1.0	**Entitlement holder:**		
1.1	**Simon M West** **3 Verdon Street** **Williamstown Vic 3016**	53,367,143	**50,242,658**
	Total entitlement	53,367,143	**50,242,658**
2.0	**Held in the following names:**		
2.1	**Self**	nil	**nil**
2.2	**Jogra Nominees Limited** **Suite 4, 40 St Kilda Road** **St Kilda Vic 3004**	52,989,143	**49,864,658**
2.3	**Simon & Bohdanna West** **<West Super Fund A/c>** **C/o Alex Ruben & Co** **4/40 St Kilda Road** **St Kilda Vic 3182**	378,000	**378,000**
2.4	**Total entitlement of Simon M West**	53,367,143	**50,242,658**
3.0	**Issued voting shares of Phosphagenics Limited**	546,769,956	**603,439,181**
4.0	**Percentage entitlement**	9.76%	**8.33%**
5.0	**Movement in entitlements:**		
5.1	**Self** **Balance held :**	nil	

5.2 ***Jogra Nominees Pty Ltd***

Balance, Form 604, 01/09/06	**52,989,143**
Disposals	
16/01/07 off-market	**(3,124,485)**
Balance, Form 604, 06/02/07	**49,864,658**

5.3 **Simon & Bohdanna West**
<West Super Fund A/c>
C/o Alex Ruben & Co
4/40 St Kilda Road
St Kilda Vic 3182

NO CHANGE	
Opening Balance, Form 604, 01/09/06	**378,000**
Closing Balance, Form 604, 06/02/07	**378,000**

6.0 **Comments:**

Dr West is entitled to the above securities for the following reason:

6.1 In the Form 604 Notice of 1 September 2006 Dr West declared a percentage entitlement to the issued share capital of Phosphagenics Limited of 9.76 per cent based upon an issued capital of 546,769,956 shares.

In January 2007 Jogra Nominees Pty Ltd by off-market transaction agreed to sell 3,124,485 shares which has now been presented to Phosphagenics Limited for processing. The 3,124,485 shares represented 0.571 percent of his 1 September 2006 entitlement. As such the change in number of shares and percentage entitlement was less than one per cent of issued capital.

However, in December 2006 and January 2007 Phosphagenics Limited issued an aggregate of 56,666,666 new ordinary voting shares which has had the dilutive effect of creating a percentage movement in Dr West's entitlement of greater than one percent. The total percentage entitlement movement between the 1 September 2006 issued capital and that of 25 January 2007 is 1.43 per cent of which a 0.86 per cent movement is due to the dilutive impact of the increased capital of Phosphagenics Limited.

6.2 (i) Dr West is a director and the holder of an entitlement to in excess of 20 per cent of the issued capital of Jogra Nominees Pty Ltd.

Jogra Nominees Pty Ltd acts as the Trustee for the S M West Family Trust which is a discretionary trust and which has the beneficial entitlement to the 49,864,658 ordinary fully paid Phosphagenics Limited shares registered in the name of Jogra Nominees Pty Ltd.

Jogra Nominees Pty Ltd in its capacity as trustee for the S M West Family Trust manages and advises on the Trust's investments.

As such, Dr West as a Director of the trustee Company has the ability to vote the above shares and may have entitlement under the terms of the discretionary trust.

6.2 (ii) Dr West is a beneficiary under the West Super Fund and as such may have an entitlement to the 378,000 ordinary fully paid Phosphagenics Limited shares registered in the name of Simon & Bohdanna West <West Super Fund A/c>.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme PHOSPHAGENICS LIMITED

ACN/ARSN 056 482 403

1. Details of substantial holder (1)

Name HARRY ROSEN

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on REFER ANNEXURE "A"/____/____

The previous notice was given to the company on 18/10/06

The previous notice was dated 18/10/06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
REFER ANNEXURE "A"				

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	REFER ANNEXURE "A"				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	REFER ANNEXURE "A"				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
REFER ANNEXURE "A"	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
REFER ANNEXURE "A"	

Signature

print name HARRY ROSEN capacity SELF

sign here [signature] date 06/02/07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is the Annexure marked "A" of 2 pages referred to in the Form 604 (Notice of Change of Substantial Shareholding) and dated the date of signing

Harry Rosen

HARRY ROSEN

Details of Entitlements and Registered Holdings of Ordinary Shares:

		Form 604 18/10/06	**Form 604 06/02/07**
1.0	**Entitlement holder:**		
1.1	**Harry Rosen** **3 Glyndebourne Avenue** **Toorak Vic 3142**	75,201,137	**75,201,137**
	Total entitlement	75,201,137	**75,201,137**
2.0	**Held in the following names:**		
2.1	**Self**	nil	**nil**
2.2	**Paroha Nominees Pty Ltd** **3 Glyndebourne Avenue** **Toorak Vic 3142**	61,367,143	**61,367,143**
2.3	**Paroha Nominees Pty Ltd** **<Superannuation Fund A/c>** **3 Glyndebourne Avenue** **Toorak Vic 3142**	2,713,000	**2,713,000**
2.4	**Glencan Pty Ltd** **Level 2, 90 William Street** **Melbourne Vic 3000**	11,120,994	**11,120,994**
	Total entitlement of Harry Rosen	75,201,137	**75,201,137**
3.0	**Issued voting shares of Phosphagenics Limited**	546,772,515	**603,439,181**
4.0	**Percentage entitlement**	13.75%	**12.46%**
5.0	**Movement in entitlements:** **No change in number of shares**		
5.1	**Self**	nil	**nil**
5.2	**Paroha Nominees Pty Ltd**	nil	**nil**
5.3	**Paroha Nominees Pty Ltd** **<Superannuation Fund A/c>**	nil	**nil**
5.4	**Glencan Pty Ltd** **Form 604, 16/11/05**		**nil**
	Form 604, 18/10/06	nil	

6.0 Comments:

Mr Rosen has an **interest in and an entitlement** to the above securities for the following reason(s):

6.1 Mr Rosen	Mr Rosen's entitlement as declared on 18 October 2006 is UNCHANGED at 75,201,137 shares. However, arising from the issue by Phosphagenics Limited of 56,666,666 new shares in December 2006/January 2007 Mr Rosen's percentage entitlement of 13.75 per cent has been diluted to 12.46 per cent of the EXPANDED CAPITAL.
6.2 Self	as above – legal and beneficial holder of those securities registered in his name.
6.3 Paroha Nominees Pty Ltd	Mr Rosen is a director of Paroha Nominees Pty Ltd and holds an interest in excess of 20 per cent in Paroha Nominees Pty Ltd.
6.4 Paroha Nominees Pty Ltd (Superannuation A/c)	Mr Rosen may be a beneficiary under the Superannuation Plan of which Paroha Nominees Pty Ltd is the Trustee.
6.5 Glencan Pty Ltd (ACN 107 434 391)	Mr Rosen has been appointed as the sole director of Glencan Pty Ltd a company which has held the 11,120,994 shares in Phosphagenics Limited since December 2004 and which acts as Trustee for beneficiaries entitled to, in aggregate, the 11,120,994 ordinary fully paid shares. Mr Rosen's interest in such shares arises from the Trustee's ability to vote the Phosphagenics Limited shares at meetings of that company's shareholders. Mr Rosen is not a beneficiary under the Trust.

Mourice Garbutt

From: ASX.Online@asx.com.au
Sent: Wednesday, 7 February 2007 6:55 PM
To: Mourice Garbutt
Subject: POH - ASX Online e-Lodgement - Confirmation of Release



422713.pdf (805 KB)

ASX confirms the release to the market of Doc ID: 422713 as follows: Release Time: 07-Feb-2007 18:55:12 ASX Code: POH File Name: 422713.pdf Your Announcement Title: POH - Form 604 - Dr S West & Mr H Rosen


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/02/2007

TIME: 18:55:13

TO: PHOSPHAGENICS LIMITED

FAX NO: 03-9605-5999

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding x2

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


PHOSPHAGENICS

23 February 2007

The Manager
Company Announcements Office
ASX Limited

by electronic lodgement

Dear Sir

re: Phosphagenics Limited

Appendix 4E/Financial Report

Enclosed for release to the market is the Appendix 4E Report and the Financial Report for the year ended 31 December 2006.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\4E, 31 12 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: +61 3 9605 5900 Facsimile: +61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

PHOSPHAGENICS LIMITED

(A.B.N. 32 056 482 403)

APPENDIX 4E

PRELIMINARY FINAL REPORT FOR THE PERIOD ENDED ON 31 DECEMBER 2006

TABLE OF CONTENTS

Section 2: HIGHLIGHTS OF RESULTS & DIVIDENDS

Rule 4.3

Appendix 4E

Preliminary final report
Period ending on or after 31 December 2006

Introduced 1/1/2003. Origin: Appendix 4B

Name of entity

Phosphagenics Limited

The following information must be given to ASX under listing rule 4.3.

1.

ABN or equivalent company reference	Year ended: current period	previous corresponding period
32 056 482 403	31 December 2006	31 December 2005

Results for announcement to the market

				$A'000
2.1 Revenues from ordinary activities	down	4.01%	to	2,855
2.2 Profit (loss) from ordinary activities after tax attributable to members	down	16.36%	to	(6,125)
2.3 Net profit (loss) for the period attributable to members	up	16.36%	to	(6,125)

2.4 Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	-¢	-¢
Interim dividend	-¢	-¢
In Specie Dividend	-¢	-¢
Previous corresponding period:		
Final dividend	-¢	-¢
Interim dividend		
In Specie Dividend		

2.5 Record date for determining entitlements to the dividend: N/A

2.6 Brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.

Attached Directors' Report; Financial Statements and notes thereto.

Note: The information required by item 2 must be placed at the beginning of the report. The other information may be presented in whatever way is the most clear and helpful to users, eg combined with the body of the report, combined with notes to the accounts, or set out separately.

+ See chapter 19 for defined terms.

3. A statement of financial performance together with notes to the statement, prepared in compliance with AASB 1018 or the equivalent foreign accounting standard:

Attached Income Statement.

4. A statement of financial position together with notes to the statement. The statement may be condensed but must report as line items each significant class of asset, liability, and equity element with appropriate sub-totals:

Attached Balance Sheet.

5. A statement of cash flows together with notes to the statement. The statement of cash flows may be condensed but must report as line items each significant form of cash flow and comply with the disclosure requirements of AASB 1026 Statement of Cash Flows, or for foreign entities, the equivalent foreign accounting standard:

Attached Statement of Cash Flows.

6. Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable, and (if known) the amount per security of foreign sourced dividend or distribution:

Dividend or distribution payments:	**Amount**	**Date on which each dividend or distribution is payable**	**Amount per security of foreign sourced dividend or distribution (if known)**
N/A			

+ See chapter 19 for defined terms.

7. Details of any dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan:

N/A

8. A statement of retained earnings showing movements:

	Current period $A'000	Previous corresponding period $A'000
Retained profits (accumulated losses) at the beginning of the financial period	(41,028)	(33,705)
Net profit (loss) attributable to members	(6,125)	(7,323)
Net transfers from (to) reserves	-	-
Net effect of changes in accounting policies	-	-
Dividends and other equity distributions paid or payable	-	-
Retained profits (accumulated losses) at end of financial period	**(47,153)**	**(41,028)**

9. Net tangible assets per security with the comparative figure for the previous corresponding period.

	Current period	Previous corresponding Period
Net tangible assets per security	2.7 cents	2.4 cents

+ See chapter 19 for defined terms.

10. Details of entities over which control has been gained or lost during the period:

10.1 Name of the entity.

N/A

10.2

Current period	Previous corresponding period

10.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.

11. Details of associates and joint venture entities including the name of the associate or joint venture entity and details of the reporting entity's percentage holding in each of these entities and – where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.

Name of entity	% Holding	Aggregate Share of profit (losses)		Contribution to net profit	
		Current period $'000	Previous corresponding Period $'000	Current period $'000	Previous corresponding Period $'000
Vital Health Sciences Pty Ltd	100	N/A	N/A	(3,564)	(2,009)

12. Any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position:

N/A

+ See chapter 19 for defined terms.

13. For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).

N/A

14. A commentary on the results for the period. The commentary must be sufficient for the user to be able to compare the information presented with equivalent information for previous periods. The commentary must include any significant information needed by an investor to make an informed assessment of the entity's activities and results, which would include but not be limited to discussion of the following:

14.1 The earnings per security and the nature of any dilution aspects:

Basic earnings per share (1.12) cents (2005: (1.45)

Diluted earnings per share (1.12) cents (2005: (1.45)

14.2 Returns to shareholders including distributions and buy backs:

N/A

14.3 Significant features of operating performance:

N/A

+ See chapter 19 for defined terms.

14.4 The results of segments that are significant to an understanding of the business as a whole:

Refer to financial statements

14.5 A discussion of trends in performance:

N/A

14.6 Any other factors which have affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified:

Refer "Future Developments" and "Subsequent Events" on Page 9 of attached Directors Report.

15. A statement as to whether the report is based on accounts which have been audited or subject to review, are in the process of being audited or reviewed, or have not yet been audited or reviewed.

The accounts of the Company have been audited.

Note: If the +accounts have been audited or subject to review, the audit report should be provided with the report.

16. If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:

N/A

+ See chapter 19 for defined terms.

17. For all entities, if the accounts are subject to audit dispute or qualification, a description of the dispute or qualification.

N/A

Note: The audit report or review must be provided as part of the report.

Signed by Company Secretary:

....

Name: Mourice Garbutt

Date: 23 February 2006

Section 3: FINANCIAL STATEMENTS

Income Statement

Balance Sheet

Statement of Cash Flows

Statement of Changes in Equity

and Notes to the Statements

As attached together with the Directors' Report and Declaration, Independent Audit Review report and Auditors Independence Declaration.


PHOSPHAGENICS

15 March 2007

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re: Phosphagenics' Presentation: Cowen and Company 27th Annual Health Care Conference

Attached for release to the market is a copy of Phosphagenics Limited ("Phosphagenics") (ASX: POH) (AIM: PSG) corporate presentation to be given at the Cowen and Company 27th Annual Health Care Conference in Boston, MA.

The presentation will be given by Dr Esra Ogru, Executive Vice President, and Mr Harry Rosen, Chief Executive Officer, at 11.00am EST Thursday, March 15, 2007 (2.00am AEST Friday, March 16, 2007).

An audio webcast of the presentation will also be available on Phosphagenics' website: http://www.phosphagenics.com/main/Investors_presentations.htm.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/cowen presentation 15 03 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com


"Delivering more"

Phosphagenics Limited

Dr Esra Ogru
Executive Vice President
Member of the Board

Cowen & Company 27th Annual Health Care Conference
15 March 2007

Safe harbor

PHOSPHAGENICS

This presentation contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Phosphagenics


PHOSPHAGENICS

Melbourne based, global biotechnology company, with offices in New York, focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Public listed company

- Australian Stock Exchange (POH)
- London Stock Exchange Alternative Investment Market (PSG)
- US Level 1 ADR (BNY:PPGNY)

Investment highlights


PHOSPHAGENICS

Lower risk model

- Drug delivery focus - enhancing *proven* and *marketed* drugs
  - Faster time to market
  - Lower R&D expenditure
  - Increased success rate

Platform technologies with broad and multiple applications

- Multiple revenue opportunities - pharmaceuticals, nutraceuticals, manufacturing

Unique technologies

- Drug delivery platform can deliver large and small molecules and is anti-inflammatory
- Patented technology – 21 patent families

Major pharmaceutical and nutraceutical partnerships

- ALZA Corporation , Nestlé Nutrition

Management team



PHOSPHAGENICS

Executive Directors	
Harry Rosen	Chief Executive Officer
Dr Esra Ogru	Executive Vice President, R&D

Management	
Katerina Karanikolopoulos	Vice President, Business Development
Mary Bennett	Investor Relations Manager
Maurie Chilton	Financial Controller
Dr Robert Gianello	R&D - Team Leader
Dr Roksan Libinaki	R&D - Team Leader
Dr Paul Gavin	R&D - Team Leader
Dr Saman Sandanayake	R&D - Team Leader

Pharmaceutical product pipeline


PHOSPHAGENICS

Product	Stage	Therapeutic area	Estimated global market size (US$ Billion)
Transdermal delivery			
ALZA	Preclinical	Confidential	-
Morphine (TPM-01)	Phase 2A	Pain	6.0 Narcotics
Insulin (TPM-02)	Phase 1	Diabetes	7.2 Insulin Therapies
Oxycodone (TPM-02)	Preclinical	Pain	6.0 Narcotics
Oral drug delivery & enhancement			
APA-01 + statin **APA-02**	Pre-clinical	Atherosclerosis	32.6 Cholesterol & Triglyceride Reducers
GTP-0805 + anticancer drug	Pre-clinical	Cancer treatment	20.1 Antineoplastics


"Delivering more"

Phosphagenics

Pharmaceutical drug delivery technology

Transdermal drug delivery technology


PHOSPHAGENICS

Technology applicable to numerous drugs

- Successful transdermal proof of concept studies with range of drugs
  - Estradiol, Testosterone, Atropine, Fentanyl, Parathyroid Hormone

Transdermal delivery – clinical stage products

	Molecular Weight	Successful Proof of Concept (Animals)	Phase 1 (Safety)	Phase 2 (Efficacy)	Comments
TPM-01					
Morphine	**376**				***Phase 2a pharmacodynamic study underway***
Oxycodone	**351**				***Phase 1 planned***
TPM-02					
Insulin	**5,808**				***Phase 1 safety and tolerability study***

TPM-01 & TPM-02 – delivery systems


PHOSPHAGENICS

	FEATURE		BENEFITS
1	**Can transport both small and large molecules**	→	*Technology applicable to a wide range of drugs*
2	**Do not disrupt or irritate the dermis**	→	*No skin irritation* *Maintains skin integrity*
3	**Possess intrinsic anti-inflammatory properties**	→	*Ability to overcome primary drug irritant properties*
4	**Allow for a sustained release of compounds from just one application**	→	*Flexible dosage regimens* *Longer therapeutic levels maintained*
5	**Rapidly penetrate the dermis (less than 1 hour)**	→	*Permits normal daily activities (e.g. showers, swimming)*
6	**Cost-effective to produce**	→	*Significant value add opportunity*
7	**Other routes of administration beyond transdermal under investigation**	→	*Can be produced in a wide range of presentations (powder, liquid, gel etc)*

TPM-01 – pain market opportunity


PHOSPHAGENICS

Market size

- Sales of narcotic analgesics ~ $US 6.0 billion globally per annum

Market opportunity

- Transdermal administration of analgesics beneficial in offering sustained delivery of morphine for chronic pain sufferers and preventing “breakthrough pain”
- Potential for decreasing side-effects by preventing dose spiking observed with oral doses

Market positioning

- No other transdermal morphine or oxycodone available or known to be in development

Transdermal morphine

TPM-01/morphine - Phase I results



PHOSPHAGENICS

Mean plasma morphine concentrations reached therapeutic levels (>8ng/mL) within ~2 hours

Therapeutic levels maintained for at least 48 hours following a single administration

Phase 2a Pk/Pd study underway

Mean plasma morphine concentrations following a single dose



TPM-01/Morphine 100mg
Leading 60mg oral brand - once daily steady state levels*
Plama concentration (ng/mL)
0
5
10
15
20
25
30
35
40
Time (hours)
0
5
10
15
20
25
30
35
40
45
50

*Steady state plasma levels of morphine are achieved 2 to 3 days after initiation of once daily administration (*Source:* Published health professional information).

Shading denotes therapeutic blood levels.

Transdermal oxycodone

TPM-01/oxycodone - animal study


PHOSPHAGENICS

Key findings in animal proof of concept study

- rapid onset of activity
- prolonged effect

Average paw withdrawal latency in rats using plantar analgesiometer following treatment with Transdermal & Intra-Peritoneal (I.P.) Oxycodone (+/- SEM)


I.P oxycodone
TPM-01/Oxycodone
Control TPM-01
Oxycodone Alone
Paw withdrawal latency (sec)
20
16
12
8
4
0
-4
0
50
100
150
200
250
300
350
400
Time (mins)

Abuse deterrence

PHOSPHAGENICS



Multi-set solvent based extraction required to remove active from formulation



Morphine/Oxycodone



Crushing



Abuse deterrence


PHOSPHAGENICS

Morphine & oxycodone formulated with TPM

- Resists physical dissolution (cannot be dissolved in alcohol and acidic beverages)
- Thick-high viscosity prevents injection
- Stickiness prevents snorting
- Novel formulation prevents thermal extraction

Slow release of morphine or oxycodone = No EUPHORIA

TPM-02 nanosphere carrier

PHOSPHAGENICS



Figure a) Close-up of a TPM-02 nanosphere showing its multi-layered interior.



Figure b) Inside view of the TPM-02 nanosphere, showing how the drug to be delivered (in this case insulin) is positioned within the layers of the nanosphere.



Figure c) An example of where and how the TPM-02/Insulin gel may be applied to the skin.



Figure d) Close-up of the TPM-02/Insulin gel, showing the nanospheres in suspension.



Figure e) Close-up showing how the TMP-02/Insulin nanospheres' flexibility allows them to squeeze between the skins cells and travel towards the more vascular, deeper levels of the skin.



Figure f) A representation of three TPM-02/Insulin nanospheres delivering insulin over a sustained period into the blood stream.

TPM-02 – transdermal insulin


PHOSPHAGENICS

Market size

- Diabetes therapies – sales $US 17.8 B 2005
- Insulin products – sales $US 7.2 B 2005

Target market

- Basal insulin

Market opportunity

- Many Type II diabetic people reluctant to commence injections - exhibit poor compliance
- TPM-02/Insulin - alternative to injections thus potential to improve compliance and management of Type II diabetes

Market positioning

- Marketed basal insulins all require injection
- Inhaled insulins – short acting, therefore not competitor


194 Million Diabetics
Type I
Type II
Treatment of Type II
Insulin 30%
Oral Agents 70%

TPM-02 – transdermal insulin Phase I study


PHOSPHAGENICS

Study overview

- 20 healthy male volunteers
  - TPM-02/Insulin gel (short acting)– Treated Group (n=10)
  - Control gel – Control Group (n=10)
- Fasted overnight
- Two Oral Glucose Tolerance Tests (OGTT) conducted 4 hours apart
- Conducted in Melbourne in collaboration with the Joslin Diabetes Centre/Harvard Medical School, Boston

TPM-02/insulin - Phase I


PHOSPHAGENICS

Results

- TPM-02/Insulin is safe and well-tolerated in humans
- Significant reductions in blood glucose, endogenous insulin and c-peptide levels from one application of TPM-02/Insulin
- Effects observed up to 6 hours


Blood Glucose Concentration vs Time
Glucose conc'n (mM)
8.5
8
7.5
7
6.5
6
5.5
5
4.5
4
3.5
3
-1
0
1
2
3
4
5
6
7
8
9
Time (hours)
OGTT#
OGTT
Control
Treated (TPM-02/Insulin)
# p < 0.05
OGTT= Oral Glucose Tolerance Test

Development status & milestones


PHOSPHAGENICS

Regulatory filings

- FDA Drug Master File TPM-01 submitted
- FDA Investigational New Drug TPM-01/Morphine package available

Toxicology

- Robust safety package available – acute dermal, 28 day oral, skin sensitisation, 28 day chronic dermal toxicity study

Clinical

- TPM-01/Morphine Phase 2a pharmacodynamic study – underway
- TPM-02/Insulin Phase 1 safety and tolerability study – completed 3Q 2006

Manufacturing

- GMP documentation
- GMP produced TPM-01 and TPM-02 available


"Delivering more"

Phosphagenics

Nutraceutical business

Nutraceutical deals


PHOSPHAGENICS

Nestlé Nutrition – Phospha E®, functional foods

- Option agreement

NBTY Inc – Phospha E®, dietary supplements

- NBTY Inc holds the license for Phospha E® in US, Canada and Indonesia
- License was acquired as a results of NBTY's acquisition of the ZILA nutraceutical business in Oct 2006

ISP – Vital ET™, personal care

- Distribution agreement with ISP

Leading cosmetic company

- Material transfer agreement entered into Aug 2006


Vital ET™
A Potent New Anti-Inflammatory & Anti-Erythemal Ingredient for Healthy Skin
Ester-E
400 IU

Nutraceutical deal – Nestlé


PHOSPHAGENICS

Nestlé Nutrition – functional foods

- World's largest food company
- Option agreement signed April 2006

Research & option agreement

- Collaboration on dose response preclinical study of Phospha E® – partly funded by Nestlé
- Results released December 2006
- Option exercised by Nestle January 2007
- Right to negotiate a global exclusive license for nutritional products

Market

- Nutritional products with health claims for metabolic syndrome (includes diabetes and heart disease)


"Delivering more"

Phosphagenics

Financial & corporate information

Capital


PHOSPHAGENICS

Market capitalisation

- A$ 163 M (at $0.27ps) = US$ 127 M
- 603.4 M shares
- 59.7 M options outstanding (POHOB: ASX)

Cash position - 31 Dec 06

- A$14.4 M cash at bank

Recent capital raisings

- A$ 17.0 M raised Dec 06/ Jan 07
  - A$ 10.0 M – Dec 06
  - A$ 7.0 M – Jan 07

2007 – anticipated milestones


PHOSPHAGENICS

Pharmaceutical anticipated milestones	
Drug delivery – transdermal	
Transdermal insulin	Phase 2a – commence 1H 2007
Transdermal morphine	Phase 2a commence 1H 2007
ALZA program	Completion of feasibility studies
Drug enhancement – oral	
GTP -0805	Phase 1 – commence 3Q 2007
APA-01 + Statin	Phase 1 – commence 4Q 2007


"Delivering more"

Appendix

- Board & scientific advisers
- R&D collaborations
- TPM-02/insulin Phase 1 results
- Oral drug enhancement key pipeline candidates
    - APA-01
    - GTP-0805

Board & scientific advisers


PHOSPHAGENICS

Directors	
Harry Rosen	Chief Executive Officer
Dr Esra Ogru	Executive Vice President
Assoc. Prof. Andrew Vizard	Non Executive Chairman
Professor John Mills	Non Executive Director
Jon Addison	Non Executive Director
Michael Preston	Non Executive Director

Scientific advisers	
Dr Simon West	Phosphagenics Limited
Professor Angelo Azzi	University of Berne, Switzerland Tufts University, Boston, USA
Professor Thomas Rades	University of Otago, New Zealand
Professor Ishwarlal Jialal	UC Davis Medical Centre, Sacramento, US
A/Professor William Hsu	Jocelin Diabetes Centre, Harvard Medical School

R&D collaborations


PHOSPHAGENICS

- ALZA Corporation, USA
- Joslin Diabetes Centre / Harvard Medical School, USA
- Tufts University, USA
- UC Davis Sacramento, USA
- Nestlé Research Centre, Switzerland
- University of Berne, Switzerland
- Monash University, Australia
- Swinburne University, Australia
- University of Otago, New Zealand

TPM-02/insulin Phase I results (1)


PHOSPHAGENICS

Blood Insulin (Endogenous) Concentration vs Time
Endogenous Insulin con'c (microU/ml)
55
50
45
40
35
30
25
20
15
10
5
0
OGTT#
OGTT
Control
Treated (TPM-02/Insulin)
-1
0
1
2
3
4
5
6
7
8
9
Time (hours)
# p < 0.05
OGTT= Oral Glucose Tolerance Test

TPM-02/insulin Phase I results (2)


PHOSPHAGENICS


C-peptide vs Time
Blood C-peptide concentration (pmol/L)
3000
2500
2000
1500
1000
500
0
-1.0
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
10.0
Time (hours)
OGTT#
OGTT
Control
Treated (TPM-02/Insulin)
# p < 0.05
OGTT= Oral Glucose Tolerance Test

APA-01 - atherosclerosis

PHOSPHAGENICS

Market size $US 32.6 Billion

- Cholesterol & triglyceride reducers

Potent anti-inflammatory

- Impacts pathways involved in development of atherosclerotic plaques

Rabbit atherosclerosis study

- APA-01 inhibited the development of atherosclerotic plaques by up to 60%
- APA-01 reduced expression of CD 36 receptors[1] by 30%
- APA-01 inhibited aortic wall damage induced by high cholesterol

APA-01 + statin

- Assessing combination therapy potential in animal studies


Rabbit aortas stained with Sudan IV and analysed for the macroscopic presence of plaque
Healthy diet
Control – plaques ~ 0%
Cholesterol diet
No treatment – plaques ~ 78%
APA-01 67mg/kg – plaques ~33%
APA-01 33mg/kg – plaques ~30%

1. CD36 receptors are involved in lipid uptake and deposition of cholesterol in arteries

APA-01 - atherosclerosis


PHOSPHAGENICS

APA-01 treatment lowers key pro-inflammatory biomarkers *(in-vivo)*

- IL-8
- IL-6
- IL-1beta
- PAI-1
- TNF-alpha
- CRP
- CD 36

GTP-0805 - cancer therapy enhancer


PHOSPHAGENICS

Synergistic activity observed in *In-vivo* tests with tamoxifen

- GTP-0805 when given in combination with tamoxifen improved the effectiveness of tamoxifen in inhibiting tumor growth
- GTP-0805 also improved the rate of onset of tamoxifen activity


Percentage decrease in average tumor size compared to control
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
78%
21%
53%
4 weeks
8 weeks
Tamoxifen + GTP(Mid)
Tamoxifen
Tamoxifen


"Delivering more"

www.phosphagenics.com


PHOSPHAGENICS

Sue Williams

From:	ASX.Online@asx.com.au
Sent:	Thursday, 15 March 2007 8:29 AM
To:	Mourice Garbutt
Subject:	POH - ASX Online e-Lodgement - Confirmation of Release


435741.pdf (664 KB)

ASX confirms the release to the market of Doc ID: 435741 as follows: Release Time: 15-Mar-2007 08:28:15 ASX Code: POH File Name: 435741.pdf Your Announcement Title: POH - Cowen and Company Conference - Presentation


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/03/2007

TIME: 08:28:21

TO: PHOSPHAGENICS LIMITED

FAX NO: 03-9605-5999

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Cowen and Company Conference - Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.


PHOSPHAGENICS

15 March 2007

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sir

Phosphagenics Limited

Change of Director's Interest Notice – Professor J Mills

Attached for release to the market is an Appendix 3Y Notice advising of an increase in the entitlement of Professor Mills to the Company's ordinary fully paid shares. Such change in interest occurring on 13 and 14 March 2007 and arising from the purchase on-market of 37,000 ordinary fully paid Phosphagenics Limited shares at A$0.27 a share.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\3y jm1 15 03 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHOSPHAGENICS LIMITED
ABN	32 056 482 403

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MILLS, John
Date of last notice	26 June 2006 (Appendix 3Y)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	REFER ANNEXURE "A"
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	REFER ANNEXURE "A"
Date of change	REFER ANNEXURE "A"
No. of securities held prior to change	REFER ANNEXURE "A"
Class	REFER ANNEXURE "A"
Number acquired	REFER ANNEXURE "A"
Number disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	REFER ANNEXURE "A"
No. of securities held after change	REFER ANNEXURE "A"
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	REFER ANNEXURE "A"

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NOT APPLICABLE
Nature of interest	NOT APPLICABLE
Name of registered holder (if issued securities)	NOT APPLICABLE
Date of change	NOT APPLICABLE
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NOT APPLICABLE
Interest acquired	NOT APPLICABLE
Interest disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NOT APPLICABLE
Interest after change	NOT APPLICABLE

15 March 2007

+ See chapter 19 for defined terms.

APPENDIX 3Y
Annexure "A"

15 March 2007

SCHEDULE OF DIRECTORS INTERESTS

COMPANY NAME : Phosphagenics Limited

	PREVIOUS Appendix 3Y (26/06/06)		**PRESENT Appendix 3Y (15/03/07)**	
	SHARES	OPTIONS	**SHARES**	**OPTIONS**
ASX CODE	POH	POHOB	**POH**	**POHOB**
Name of Registered Holder(s)				
Prof. John Mills & Prof. Suzanne Mary Crowe (1)	127,667	Nil	**164,667**	**Nil**
Prof. John Mills & Prof. Suzanne Mary Crowe <Portsea Superannuation Fund A/C>(2)	98,000		**98,000**	**Nil**
TOTAL ENTITLEMENTS:	225,667	Nil	**262,667**	**Nil**
Total Issued Securities	546,578,476	59,681,342	**603,439,181**	**59,632,673**
Percentage entitlements	0.0412	NIL	**0.0435**	**NIL**

COMMENTS:

1 Professor Mills has a legal and beneficial entitlement to the securities registered in the above **joint holding** with Professor Suzanne Mary Crowe.

Movement in Entitlements:	Shares
Balance, 26/06/06	127,667
Movement(s):	
Acquisition(s): on-market during normal course of trading of the official lists of the ASX Limited	
13.03.2007 at A$0.27 a share	3,184
14.03.2007 at A$0.27 a share	33,816
Balance, per Appendix 3Y, 15/03/07	164,667

2 Professor Mills is a beneficiary under the **Portsea Superannuation Fund: No Change**

Movement in Entitlements: Portsea Superannuation Fund	Shares
Balance, 26/06/06	98,000
Movement(s):	nil
Balance, per Appendix 3Y, 15/03/07	98,000

poh\asx\3y (form) j mills 15 03 07


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/03/2007

TIME: 16:45:34

TO: PHOSPHAGENICS LIMITED

FAX NO: 03-9605-5999

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Sue Williams

From: ASX.Online@asx.com.au
Sent: Friday, 23 February 2007 5:23 PM
To: Mourice Garbutt
Subject: POH - ASX Online e-Lodgement - Confirmation of Release


RECEIVED
2007 APR 19 P 12:00



428217.pdf (422 KB)

ASX confirms the release to the market of Doc ID: 428217 as follows: Release Time: 23-Feb-2007 17:22:03 ASX Code: POH File Name: 428217.pdf Your Announcement Title: POH - Appendix 4E - December 2006 Annual Results


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/02/2007

TIME: 17:22:07

TO: PHOSPHAGENICS LIMITED

FAX NO: 03-9605-5999

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Final Report & Full Year Accounts

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


PHOSPHAGENICS

7 March 2007

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re: Phosphagenics Extends Transdermal Technology Platform

Attached for release to the market is an announcement reporting that Phosphagenics Limited ("Phosphagenics") has now extended the application of its delivery system, TPM, from a gel into a patch. As a result, Phosphagenics will re-commence clinical trials to examine the capability of this selected occlusive patch design to deliver its transdermal morphine product.

This study follows on from the successful completion of large-scale transdermal morphine toxicology studies reported to the Exchange in October 2006.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/morphine patch 07 03 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com


PHOSPHAGENICS

Melbourne, Australia: 7th March 2007

Phosphagenics Extends Transdermal Technology Platform

- Clinical trials planned to deliver TPM/Morphine via patch -

Phosphagenics Limited ("Phosphagenics") (ASX: POH) (AIM: PSG) announced today that it has extended its transdermal technology by successfully incorporating its patented TPM/Morphine formulation into an occlusive patch system. Phosphagenics will re-commence its clinical phase 2 trials in the first half of 2007 examining its application in the management of chronic pain.

The clinical study, investigating the absorption, metabolism and efficacy of morphine administered using Phosphagenics' novel transdermal carrier TPM via a patch, will include an additional treatment group to assess the transdermal delivery of oxycodone.

Dr Esra Ogru, Executive Director of Research and Development at Phosphagenics, said that this trial follows on from the successful completion of large-scale chronic toxicology studies on both its patented transdermal morphine formulation and its carrier platform technology.

"With the success of our recent morphine clinical trials, we have now started to explore alternative application methods. Using an occlusive patch is a logical and appropriate next step as it is non-invasive and minimises the need for any human handling which is clinician and patient preferred," Dr Ogru said.

Mr Harry Rosen, Managing Director at Phosphagenics, added: "In these studies, and in response to commercial interest, we will also examine the transdermal delivery of oxycodone, thereby extending our commercial opportunities. Oxycodone is a commercially successful product with worldwide sales exceeding $US 1 billion annually and is currently delivered either in tablet or intravenous form. Phosphagenics will apply its novel technology in the pain area to the treatment of chronic pain which is the largest market segment."

ENDS....

APPENDIX AND NOTES TO EDITORS

About Phosphagenics' Transdermal Carrier Technology

Phosphagenics' patented transdermal carrier technology (TPM) utilises natural dermal transport mechanisms to rapidly transport small and large molecules across the skin without disrupting or damaging its surface.

The Company believes that the key advantages of this delivery system includes the fact that it possesses anti-inflammatory and anti-erythema properties, thus minimising skin irritation, and has the ability to provide a sustained systemic delivery of a wide range of drugs. These range from relatively small molecules (e.g. morphine, fentanyl, oxycodone, atropine, estradiol, testosterone) to large molecules (e.g. insulin and PTH) – from a single application. Additionally, the TPM delivery technology can be manufactured in a cost-effective manner in a wide range of presentations (e.g. gel, paste, liquid and powder) adding value to existing pharmaceuticals.

About Phosphagenics Limited

Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:
Dr Esra Ogru
Phosphagenics Limited
Executive Director Research & Development
+61 3 9605 5900

Mr Harry Rosen
Phosphagenics Limited
Managing Director
+61 3 9605 5900

US Investor and Media Contacts:
Mr Evan Smith, CFA
Financial Dynamics
+1 212-850-5606

Mr John Capodanno
Financial Dynamics
+1 212 850 5705

Sue Williams

From: ASX.Online@asx.com.au
Sent: Wednesday, 7 March 2007 9:09 AM
To: Mourice Garbutt
Subject: POH - ASX Online e-Lodgement - Confirmation of Release -



433059.pdf (24 KB)

ASX confirms the release to the market of Doc ID: 433059 as follows: Release Time: 07-Mar-2007 09:09:04 ASX Code: POH File Name: 433059.pdf Your Announcement Title: POH - Transdermal Technology Platform Extended


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/03/2007

TIME: 09:09:06

TO: PHOSPHAGENICS LIMITED

FAX NO: 03-9605-5999

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Transdermal Technology Platform Extended

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


RECEIVED
2007 APR 19 P 12:00


PHOSPHAGENICS

14 March 2007

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re: Phosphagenics to Present at the Cowen and Company 27th Annual Health Care Conference

Attached for release to the market is an announcement advising that Phosphagenics Limited ("Phosphagenics") will present at the Cowen and Company 27th Annual Health Care Conference in Boston, MA, at 11.00am EST Thursday, March 15, 2007 (2.00am AEST Friday, March 16, 2007).

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/cowen conference 14 03 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com


PHOSPHAGENICS

Melbourne, Australia: 14th March 2007

Phosphagenics to Present at the Cowen and Company 27th Annual Health Care Conference

Phosphagenics Limited ("Phosphagenics") (ASX: POH) (AIM: PSG) announced today that Dr Esra Ogru, Executive Vice President, and Mr Harry Rosen, Chief Executive Officer, will present at the Cowen and Company 27th Annual Health Care Conference March 12-15, 2007.

Cowen and Company, LLC is one of North America's leading investment banks, specialising in the healthcare sector. The presentation is scheduled in the US for 11:00 a.m. EST on Thursday, March 15, 2007. The event will be held in Boston, MA, at The Boston Marriott Copley Place Hotel. An audio webcast of the presentation will be available on Phosphagenics' website: http://www.phosphagenics.com/main/Investors_presentations.htm.

ENDS....

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

About Cowen Group, Inc.
Cowen Group, Inc., through Cowen and Company, LLC and Cowen International Limited, provides investment banking services, including underwriting and other capital raising solutions, equity research, sales, trading and mergers and acquisitions advice, to emerging growth companies in sectors including healthcare, technology, alternative energy, media and telecommunications and consumer.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:
Dr Esra Ogru
Phosphagenics Ltd
Executive Vice President
+61 3 9605 5900

Mr Harry Rosen
Phosphagenics Ltd
Chief Executive Officer
+61 3 9605 5900

US Investor and Media Contacts:
Mr Evan Smith, CFA
Financial Dynamics
+1 212 850 5606

Mr John Capodanno
Financial Dynamics
+1 212 850 5705

Sue Williams

From: ASX.Online@asx.com.au
Sent: Wednesday, 14 March 2007 8:34 AM
To: Mourice Garbutt
Subject: POH - ASX Online e-Lodgement - Confirmation of Release



435281.pdf (28 KB)

ASX confirms the release to the market of Doc ID: 435281 as follows: Release Time: 14-Mar-2007 08:33:15 ASX Code: POH File Name: 435281.pdf Your Announcement Title: POH - Presentation at US Health Care Conference


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/03/2007

TIME: 08:33:29

TO: PHOSPHAGENICS LIMITED

FAX NO: 03-9605-5999

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To present at US Health Care Conference

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 **999 279**.


END